UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

FORM 6-K


REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(MARCH 11, 2004)

DIVERSINET CORP.
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----------------
(Name of Registrant)
2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2
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(Address of principal executive offices)

1.	Notice of Meeting
2.	Management Information Circular
3.	Annual Report Year Ended December 31, 2004
4.	Form of Proxy
5.	National Instrument 54-102
6.	Certifications of the Chief Executive Officer and the Chief
Financial Officer

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F X 		Form 40-F
    ---				 ---

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934
YES 			NO   X
---		         ---

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.
 --------------------------------------
(REGISTRANT)

DATE: MARCH 11, 2004		BY: /s/ DAVID HACKETT
 --------------------------------------
DAVID HACKETT, CHIEF FINANCIAL OFFICER


DIVERSINET CORP.
NOTICE OF ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

	TAKE NOTICE THAT the annual and special meeting of shareholders ("the Meeting") of DIVERSINET CORP. (the "Corporation") will be held at the offices of the Corporation, 2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario, on Wednesday, April 14, 2004 at the hour of 3:00 o'clock in the afternoon (Toronto time), for the following purposes:

1.	To consider and receive the financial statements of the
Corporation for the year ended December 31, 2003, together with the report of the auditors thereon;

2.	To elect directors;

3.	To appoint auditors and authorize the directors to fix
their remuneration;

4.	To consider and approve the adoption of By-Law No. 2 to
change the Corporation's year end to December 31st until changed by the Board;

5.	To consider and approve the reservation of 1,190,000 shares
of common stock for issuance under the Diversinet Corp.
Amended and Restated Stock Option Plan; and

6.	To transact such other business as may properly come before
the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation's financial statements for the year ended
December 31, 2003, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The board of directors has fixed the close of business on March
12, 2004 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The board of directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation.

	DATED at Toronto this 5th day of March 2004.

By Order of the
						Board of Directors

						Nagy Moustafa
			     President and Chief Executive Officer


DIVERSINET CORP.
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, APRIL 14, 2004
MANAGEMENT INFORMATION CIRCULAR
SOLICITATION OF PROXIES

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies by the management of DIVERSINET CORP. (the "Corporation") for use at the Annual and Special Meeting of Shareholders (the "Meeting") of the Corporation to be held at the time and place and for the purposes set forth in the attached notice of the Meeting (the "Notice of Meeting"). It is expected that the solicitation will be by mail primarily, but regular employees of the Corporation may also solicit proxies personally. The cost of solicitation will be borne by the Corporation.

The Corporation may also pay brokers or other persons holding common shares in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. Unless otherwise indicated, all dollar references in this Circular are to United States dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournments thereof other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated in the enclosed form of proxy and by inserting in the blank space provided for that purpose the name of the desired person or by completing another proper form of proxy and, in either case, delivery of the completed and executed proxy to the Corporation or its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney who is authorized by a document that is signed in writing or by electronic signature or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Trust Company of Canada, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used, or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted or voted in favor of the passing of all the resolutions described below.
The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting or any adjournments thereof. At the time of printing of this Circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or the persons they appoint as their proxyholders are permitted to attend and/or vote at the Meeting. However, in any case, shares of the Corporation beneficially owned by a holder (a "Non-registered Holder") are registered either:

(a)	in the name of an intermediary (an "Intermediary")
that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)	in the name of a clearing agency (such as The Canadian
Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Circular, the form of proxy, and the 2003 Annual Report (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

A.	be given a form of proxy which has already been signed by
the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. The Non-Registered Holder need not sign this form of proxy. In this case, the Non-
Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above;
or

B.	more typically, be given a voting instruction form that
must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at March 1, 2004, the Corporation had 12,043,277 common shares issued and outstanding. Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All voting shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Trust Company of Canada within the time specified herein, to attend and vote thereat by proxy the shares held by them.

The Corporation has fixed March 12, 2004, as the record date for the purpose of determining shareholders entitled to receive a Notice of Meeting. In accordance with the provisions of the Business Corporations Act (Ontario), the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that; (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten (10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

To the knowledge of the directors and senior officers of the Corporation, except as noted below, there are no persons, firms or corporations which beneficially own or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation. Mr. James B. Wigdale Jr. is the control person of Lakefront Capital Management, LLC, the manager of Lakefront Partners, LLC. Lakefront Partners, LLC and Mr. Wigdale may be deemed to be acting jointly or in concert in respect to their security holdings of Diversinet. Together, Mr. Wigdale and Lakefront Partners, LLC hold 1,080,000 common shares and 1,000,000 common share purchase warrants. Upon conversion of the common share purchase warrants, Mr. Wigdale and Lakefront Partners, LLC would hold 2,080,000 common shares or 15.9% of the outstanding shares.

BUSINESS TO BE TRANSACTED AT THE MEETING

A.	Financial Statements

The consolidated financial statements of the Corporation for the fiscal year ended December 31, 2003 and the report of the auditors thereon accompany this Circular.

B.	Election of Directors

The Board of Directors of the Corporation presently consists of seven (7) directors. The number of directors to be elected at the Meeting has been fixed at seven (7) persons. All of the nominees are now directors of the Corporation and have been directors since the dates indicated below. Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first Annual Meeting of Shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

The statement as to the shares of the Corporation beneficially owned or over which the nominees for election as directors exercise control or discretion hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:



Name and Present Principal
Occupation

Position
with the
Corporati
on

Appoin
ted
Since
Number of
shares
beneficially
owned, directly
or indirectly,
or over which
control or
direction is
exercised
Nagy Moustafa
President, Chief Executive
Officer
President
, CEO,
Director
1997
111,846
Mark C. Steinman (1) (4)
Chairman of the Corporation
Chairman
1998

NIL
Stanley M. D. Beck(1) (3) (5)
Chairman of 407
International Inc. and
President of Granville
Arbitrations Limited
Director
2002
NIL
Keith Powell(1) (2) (8)
Partner at XPV Capital
Corporation
Director
2002
NIL
Charles M. H. Shiu(3) (7)
Chairman of Allied Asia
Investments Limited, Vice-
Chairman of Power Pacific
Corporation Limited
Director
2002
NIL
Derek Buntain(2) (6)
President of The Dundee
Bank
Director
2003
200,000
Charlie Walton(9)
EVP, Financial and
International Markets
EVP,
Director
2003
551,261
(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance Committee.
(4)	Mr. Steinman has served as a Director since June 1998 and
Chairman since July 2002.  Mr. Steinman has been the
Executive Vice-President and Chief Financial Officer of
Stelco Inc. (steel manufacturer) from July 12, 1999 until December 31, 2003. From 1996 to May 1999 he was the Senior Vice-President and Chief Financial Officer of Spar Aerospace Limited.
(5)	Mr. Beck has served as a Director since July 2002.  Mr.
Beck was formerly Chairman of the Ontario Securities
Commission, Dean of Osgoode Hall Law School, and has held
senior management positions over his seven years at Central Capital Corporation, now YMG Capital Management. Mr. Beck is currently Chairman of 407 International Inc. (sole shareholder, operator, and manager of the 407 Express Toll
Route) and President of Granville Arbitrations Limited (arbitration firm), and holds seats on a number of Boards.
(6)	Mr. Buntain has served as a Director since July 2003. Mr.
Buntain has over 25 years experience in corporate finance, mergers and acquisitions and international business. Mr.
Buntain is currently the President of The Dundee Bank, and
the former President of Goodman & Company (Bermuda) Limited
and holds seats on a number of boards.
(7)	Mr. Shiu has served as a Director since September 2002.
Mr. Shiu is a former senior executive with Nortel Networks
and has more than 25 years experience with strategic
alliances, joint ventures and investments in the European,
North American and Asia Pacific markets.  Mr. Shiu is
currently Chairman of Allied Asia Investments Limited
(investment firm), Vice-Chairman of Power Pacific Corporation Limited and sits on numerous boards.
(8)	Mr. Powell has served as a Director since July 2002. Mr.
Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks.
Mr. Powell is currently a Partner at XPV Capital Corporation, a venture capital company investing in early stage
communications start-up companies and Principal at his own company, Keith Powell Consulting Inc. In addition he holds seats on a number of technology company boards.
(9)	Mr. Walton has served as a Director since September 2003.
Mr. Walton is the founder of Caradas and is currently EVP, Business Development for the Corporation. Mr. Walton has more than 20 years of business and technical experience in the security industry.

As at the date of this Circular, the directors and officers of the Corporation as a group, directly and indirectly, beneficially own or exercise control or discretion over 863,107
Common Shares, representing approximately 7% of the issued and outstanding Common Shares of the Corporation.

C.	Appointment of Auditors

Shareholders will be asked at the Meeting to approve the appointment of KPMG, LLP Chartered Accountants, as auditors to the Corporation at a remuneration to be fixed by the directors. KPMG, LLP were appointed as the auditors of the Corporation on August 29, 2000. From March 1, 1999 to August 29, 2000 Ernst & Young, LLP were the Corporation's auditors. Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote for the appointment of KPMG, LLP, Chartered Accountants as auditors of the Corporation until the next Annual Meeting of Shareholder and to authorize the directors to fix their remuneration.

D.	Change in Year End

Pursuant to section 116 of the Ontario Business Corporations Act, the shareholders will be asked to approve a resolution confirming the adoption of By-Law No. 2. This resolution must be approved by an affirmative vote of the majority of the votes cast in respect thereof by shareholders at the Meeting. The Board of Directors recommends that shareholders vote in favour of the resolution approving By-Law No. 2. If approved, By-Law No. 2 will be adopted effective October 15, 2003.

General
On October 15, 2003 the Board of Directors approved By-Law No. 2., a resolution to change the Corporation's year end from October 31st to December 31st, subject to shareholder approval. The directors of the Corporation will have the discretion to change the financial year end of the Corporation in future without necessitating approval of shareholders. The text of By-Law No. 2 and the resolution with respect thereto are set out below. The Board of Directors feels that a December 31st year end will be in line with the reporting year end of other technology companies and will therefore provide our shareholder with similar reporting dates. Approval of this year end change proposal would give the Board of Directors authority to implement the year end change.

The transition from the old financial year end (October 31) to the new financial year end (December 31) will be effective for the annual financial statements as of December 31, 2003.

The Corporation reported on the following interim periods in 2003: three months ended January 31 2003 and 2002, six months ended April 30, 2003 and 2002, nine months ended July 31, 2003 and 2002. The Corporation will report its results of operations for the 12 month and 14 month periods ending October 31, 2003 and December 31, 2003 and for the twelve months ending October 31, 2002. The Corporation will report on the following periods in 2004: three months ending March 31, 2004 and 2003, six months ending June 30, 2004 and 2003, nine months ending September 30, 2004 and 2003, and the year ending December 31, 2004 and 2003.

Purpose
The Corporation is seeking stockholder approval of a change in year end to December 31st in order to have our fiscal year on a calendar year basis. The Board of Directors concluded that changing the year end to December 31st might be desirable in order to have our fiscal year on a calendar year basis. This year end change has been made to harmonize the release of the Corporation's quarterly and annual financial statements and operating results with the release of similar information by the majority of the companies in its industry. This will facilitate the comparison of the Corporation's financial and operating performance to other companies in its peer group

Principal Effects of the Change in Year End
Accounting Matters. If approved and effected, the year end change would have the following effects: For our December 31, 2003 annual financial statements the reporting period would be January 1, 2003 to December 31, 2003 with comparative figures for November 1, 2001 to October 31, 2002. There would be disclosure in the notes to the financial statements that show the fourteen month period from November 1, 2002 to December 31, 2003.

Resolution to Change the Year End of the Corporation
The Resolution entitling the Corporation to give effect to the year end change shall read as follows:

1.	RESOLVED THAT By-law Number 2, a copy of which is set out
below, and being a by-law to change the financial year end of the Corporation to December 31 in each year, until changed by the board, is hereby confirmed as a by-law of the Corporation.

BY-LAW NUMBER 2
A by-law to change the financial year end of DIVERSINET CORP.
(the "Corporation")

BE IT ENACTED as a by-law of the Corporation as follows:

1.01	Until changed by the board, the financial year of the
Corporation shall end on the 31st day of December in each
year.
1.02	All prior by-laws, resolutions and proceedings of the
Corporation inconsistent herewith are hereby amended, modified and revised in order to give effect to this by-law.

ENACTED by the Board the 15th day of October 2003.

WITNESS the corporate seal of the Corporation.

/s/ Nagy Moustafa____	/s/ David Hackett
President	Secretary

CONFIRMED by the shareholders the  day of , 2004.
/s/ David Hackett
Secretary

Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the change in year end, the persons named in the enclosed form of proxy intend to vote for the approval of the resolution confirming the adoption of By-Law No. 2.

E. 	Amendment to Stock Option Plan

It is important for the Corporation to be able to compensate officers and employees at a level and in a manner that ensures they are motivated and their interests aligned with those of the Corporation and its shareholders. Accordingly, it is proposed that the Corporation increase the number of common shares reserved for issuance under its stock option plan (the "Plan").

Under the Plan, the maximum number of shares which may be reserved for issuance to insiders (as defined under the Plan) or under any other share compensation arrangement of the Corporation is ten percent (10%) of the common shares outstanding at the date of the grant. Moreover, the maximum number of common shares which may be issued to any one insider and such insider's associates under the Plan and any other share compensation arrangement in any 12 month period is five percent (5%) of the common shares outstanding at the date of the issuance. The maximum number of common shares which may be issued to insiders under the Plan and any other share compensation arrangement in any twelve (12) month period is ten percent (10%) of the common shares outstanding at the date of the issuance. No one optionee is entitled to hold options exceeding five percent (5%) of the outstanding common shares.

As of December 31, 2003, an aggregate of 602,501 shares of common stock had been purchased or options with respect thereto had been granted under the Diversinet Corp. Amended and Restated Stock Option Plan dated May 15, 2000, and all prior stock option plans of the Corporation. Shareholders will be asked at the Meeting to approve the reservation of additional 1,190,000 shares of common stock reserved for issuance under the Plan to bring the Plan up to a total of 1,800,000 shares of common stock reserved for issuance under the Plan. On July 28, 2003, the Board of Directors adopted, subject to stockholder approval, certain amendments to the Plan to provide for this reservation. Unless the amount reserved for issuance thereunder is increased, the Plan may run out of shares available to be optioned during fiscal 2004.

Approval of the proposal to amend the Plan requires the affirmative vote of a majority of the shares present and entitled to vote at the Meeting.

Summary description of the Plan

General
The Plan was established to compensate substantially all of the Corporation's directors, officers and employees for services rendered; to provide certain of its directors, officers, employees and consultants with significant additional incentive to promote the Corporation's financial success; and to provide an incentive to induce able persons to serve or remain on its Board of Directors or to enter into or remain in its employment. A maximum of 602,501 shares of common stock, subject to adjustment, is authorized for the granting of stock options under the Plan. The shares of common stock reserved for issuance under the Plan on October 31, 2000 were registered pursuant to a Registration Statement on Form S-8. As of December 31, 2003, options to purchase an aggregate of 1,118,846 shares of common stock, at exercise prices ranging from US$0.62 to US$149.40 per share, were outstanding under the Plan. The Plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended.

Eligibility
All of the Corporation's full-time, salaried employees and members of the Corporation's Board of Directors are eligible to be granted options. Individuals who have rendered or are expected to render advisory or consulting services to the Corporation are also eligible to receive options under the Plan.

Administration
The Compensation Committee administers the Plan. Subject to the foregoing limitations, options may be granted under the Plan by the Corporation's Compensation Committee to directors, officers, full-time and part-time employees and consultants of the Corporation or any subsidiary provided that:

(i)	the options may not have a term exceeding five years;
and

(ii)	the exercise price may not be less than the market
price of the common shares of the Corporation on Nasdaq at the time of grant.

The options may be exercised in such manner as the Compensation
Committee determines provided that if no determination is made, an optionee may not take up more than 33 1/3% of the options in any 12 month period.

The Plan does not currently provide for any financial assistance or support by the Corporation to any optionee.

Grant of Option: Vesting
The Compensation Committee may grant at any time to any eligible person an option entitling such person to purchase the Corporation's common stock in such quantity, at such price, on such terms and subject to such conditions consistent with the provisions of the Plan as may be established by the Compensation Committee on or prior to the date of grant of such option. The exact terms of the option will be contained in an option agreement between the Corporation and the person to whom such option is granted. Eligible employees are not required to pay anything to receive options. The exercise price for stock options must be no less than the fair market value of the common stock at the close of trading on the day immediately preceding the date of grant. Options will expire not later than the fifth anniversary of the date of grant. An option holder will be able to exercise options from time to time, subject to vesting. All of the options granted under the Plan vest in twelve equal instalments beginning three months after the grant date and each and every quarter thereafter, and have an exercise price equal to the closing price of the stock on the trading day immediately preceding the grant date. Upon the death of a participant, vested options will be exercisable for a period of six months by the legal representative(s) of the participant. Upon termination for cause or thirty days after termination for any other reason, the unvested portion of the options shall be forfeited. Subject to the above conditions, the exercise price, duration of the options and vesting provisions will be set by the Compensation Committee in its discretion.

Adjustments
In order to prevent dilution or enlargement of the rights of grantees, the Board of Directors shall appropriately and proportionately adjust the number, price and kind of shares subject to outstanding options and those available for subsequent grant to reflect any stock dividend, stock split, combination or exchange of shares, merger, consolidation or other similar change in the Corporation's capitalization. The Board of Directors may also make any appropriate adjustment to reflect any spin-off, spin-out or other distribution of assets to stockholders or any acquisition of stock or assets or other similar change. The Compensation Committee shall determine the amount of the adjustment to be made in each such case, but no adjustment approved by the Compensation Committee shall be effective until and unless it is approved by the Board of Directors. In the event of any reorganization, reclassification, consolidation, merger or sale of all or substantially all of the Corporation's assets, which is effected in such a way that holders of common stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for such common stock, the Board of Directors may substitute the per share amount of such stock, securities or assets for shares upon any subsequent exercise of any option.

Termination
The Board of Directors may terminate the Plan at any time; provided that the Board of Directors must obtain the consent of the holder of any option prior to termination if such termination materially and adversely affects the rights of such holder under such options. No option shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect. Any option outstanding at the time of the termination of the Plan may be exercised after termination of the Plan at any time prior to the expiration date of such option to the same extent such option would have been exercisable had the Plan not terminated.

Transferability
Options may be transferable as provided in the Option Agreement. It shall be a condition precedent to any transfer of any option that the transferee executes and delivers an agreement acknowledging such option has been acquired for investment and not for distribution and is and shall remain subject to the Plan and the Option Agreement.

Recommendation of the Board of Directors
The Board of Directors recommends a vote to approve the reservation of additional shares of common stock reserved for issuance under the Plan. Unless the shareholder directs that his or her Common Shares are to be withheld from voting in connection with the potential approval of the reservation of an additional 1,190,000 shares of common stock, the persons named in the enclosed form of proxy intend to vote for such issuance. Approval of this proposed reservation would give the Board of Directors authority to reserve such shares at any time it determined prior to December 31, 2004. In addition, approval of this proposed share issuance would also give the Board of Directors authority to decline to implement such proposed reservation prior to such date or at all.

EXECUTIVE COMPENSATION

Summary Compensation Table
The following table sets forth all compensation earned during the fiscal years ended October 31, 2001, October 31, 2002 and the fourteen month period ended December 31, 2003 from the Corporation by its President and Chief Executive Officer and the other officers of the Corporation (the "Named Executive Officers"). The Corporation has determined that it had a total of seven Named Executive Officers during the fiscal year.


Summary Compensation Table
(Shown in Canadian dollars unless noted)



Annual Compensation
Long
Term
Compensa
tion

Name and
Principal
Position

Year
(9)
Salary
($)
Bonus(
8)
($)
Other
Annual
Compen
sation
Securiti
es Under
Options
granted
(#)
All
Other
Compens
ation
($)
Nagy Moustafa
(1)
President and
Chief
Executive
Officer
2003
2002
2001
256,667
220,000
200,000
15,00
0
50,00
0
125,0
00
7,000
6,000
6,000
300,000
-
40,0000
-
-
-
David Hackett
(2)
Chief
Financial
Officer
2003
2002
192,500
60,640
8,000
10,00
0
5,600
3,000
60,000
15,000
-
-
Atul Parikh
(5)
EVP,
Professional
Services
2003

US$140,
000
-
US$4,8
00
29,000
-
Charles
Walton (6)
EVP,
Financial and
International
Markets
2003
US$50,0
00
-
-
-
-
Scott Lowry
(7)
EVP,
Government
and
Enterprise
Markets
2003
US$60,0
00
-
US$1,6
00
-
-
Nick Darwish
(3)
EVP, OEM
Channels
2003
2002
2001
179,667
154,000
140,000
-
11,66
7
50,00
0
5,600
4,800
4,800
17,000
4,000
7,625
-
-
-
Hussam
Mahgoub(4)
EVP, Products
2003
2002
2001
154,000
132,000
120,000
5,000
11,66
7
50,00
0
5,600
4,800
4,800
37,000
4,000
3,000
-
-
-

(1)	Nagy Moustafa was appointed President and Chief Executive
Officer of the Corporation on November 10, 1997.  See
"Management Employment Contracts".
(2)	David Hackett was appointed Chief Financial Officer of the
Corporation on March 26, 2002.  See "Management Employment
Contracts".
(3)	Nick Darwish was appointed Vice-President, Business
Development of the Corporation on December 20, 1999.
Subsequent to fiscal 2001 Mr. Darwish was appointed EVP, OEM Channels. See "Management Employment Contracts".
(4)	Hussam Mahgoub was appointed Vice-President, Products of
the Corporation on April 1, 1999.  Subsequent to fiscal 2001,
Mr. Mahgoub was appointed EVP, Products. See "Management
Employment Contracts".
(5)	Atul Parikh was appointed EVP, Professional Services on
January 3, 2003 upon the acquisition of DSS.  See "Management
Contracts".
(6)	Charles Walton was appointed EVP, Financial and
International Markets of the Corporation on September 1, 2003
upon the acquisition of Caradas. See "Management Contracts".
(7)	Scott Lowry was appointed EVP, Government and Enterprise
Markets of the Corporation on September 1, 2003 upon the acquisition of Caradas. See "Management Contracts".
(8)	Bonus allocations, if any, are determined annually at the
discretion of the Board of Directors on the recommendations of the Compensation Committee.  Bonuses are paid in the fiscal
year following the year in which they are earned as the determination is made by the Board subsequent to the end of the fiscal year.
(9)	The 2003 year is for the fourteen month period ended
December 31, 2003. The 2001 and 2002 year is for the twelve months ended October 31, 2001 and 2002, respectively.

Option Grants in the Fourteen Months Ended December 31, 2003

Details of options granted to each Named Executive Officer during the fourteen months ended December 31, 2003 are as follows:


Name
Securi
ties
Under
Option
s
Grante
d (#)
% of
Total
Options
Granted
to
Employees
in
Financial
Year
Exerci
se
Price
/Secur
ity
(US$)
Market
Value of
Securitie
s
Underlyin
g Options
on the
Date of
Grant/Sec
urity
(US$)



Expiration
Date (1)
Nagy
Moustafa
President
and Chief
Executive
Officer
50,000
100,00
0
150,00
0


31.9%
0.62
0.62
2.45
0.62
0.62
2.45
December 20,
2007
June 3, 2008
August 15,
2008
David
Hackett
Chief
Financial
Officer
5,000
5,000
50,000


6.4%
1.50
0.62
2.45
1.50
0.62
2.45
February 28,
2008
June 3, 2008
August 15,
2008
Atul Parikh
EVP,
Professiona
l Services
10,000
4,000
15,000


3.1%
3.00
0.62
2.45
3.00
0.62
2.45
January 2,
2008
June 3, 2008
August 15,
2008
Nick
Darwish
EVP, OEM
Channel
5,000
2,000
10,000


1.8%
1.50
0.62
2.45
1.50
0.62
2.45
February 28,
2008
June 3, 2008
August 15,
2008
Hussam
Mahgoub
EVP,
Products
5,000
2,000
30,000


3.9%
1.50
0.62
2.45
1.50
0.62
2.45
February 28,
2008
June 3, 2008
August 15,
2008

(1)	Pursuant to the Plan, unexercised options are subject to
early expiration upon the termination of employment of the optionee with the Corporation or its affiliates and on the optionee's retirement or death.

Aggregated Option Exercises During the Most Recently Completed
Financial Year End and Financial Year End Option Values

Details of aggregate number of options exercised by each Named
Executive Officer during the fourteen months ended December 31, 2003 and particulars of the fiscal year end value of unexercised options held by Named Executive Officers are as follows:



Name and
Principal
Position

Sec
uri
tie
s
Acq
uir
ed
on
Exe
rci
se
#

Aggregate
Value
Realized
(US$)

Unexercised
Options/SARs at
December 31,
2003 (#)
exercisable/unex
ercisable
Value of
Unexercised
in-the-
money
Options/SAR
s at
December
31, 2003
(US$)
exercisable
/unexercisa
ble (1)
Nagy Moustafa
President and
Chief
Executive
Officer

-

-

82,500/257,500

16,667/83,3
33
David Hackett
Chief
Financial
Officer

-

-

15,000/60,000

2,083/7,917
Atul Parikh
EVP,
Professional
Services

-

-

4,417/24,583

667/3,333
Charles
Walton
EVP,
Financial and
International
Markets

-

-

-/-

-
Scott Lowry
EVP,
Government
and
Enterprise
Markets

-

-

-/-

-
Nick Darwish
EVP, OEM
Channels

-

-

19,323/18,052

1,583/5,417
Hussam
Mahgoub
EVP, Products

-

-

18,833/35,167

1,583/5,417

(1)	Based on a closing market price of US$2.09 per Common Share
of the Corporation on December 31, 2003 on the OTC Bulletin
Board (the last trading day in the fiscal year of the Corporation).

Other Compensation Matters
There were no long-term incentive awards other than stock options made to the Named Executive Officers of the Corporation during the fiscal year ended December 31, 2003. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation is indebted to the Corporation.

Management Employment Contracts
Nagy Moustafa, the Corporation's President and Chief Executive Officer is employed pursuant to a written employment contract effective September 29, 1997 as amended. The contract provides for a five-year term with an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000. The contract provides for payment of twenty-four (24) months' salary and bonus upon termination of employment, including termination as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure
provisions.   This contract has been amended for a one-year term
and is renewable annually for one-year terms unless written notification is provided not to renew.

David Hackett, Chief Financial Officer, is employed pursuant to a written employment contract and consulting agreement effective March 26, 2002 as amended. The contracts are renewable annually with a base compensation of Cdn$165,000 and a performance bonus of up to Cdn$75,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contracts provide for payment of six (6) months compensation and bonus upon termination of employment for the first year of employment and thereafter twelve (12) months salary and bonus and twenty-four (24) months compensation and bonus upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Atul Parikh, Executive Vice-President Professional Services is employed pursuant to a written employment contract effective January 2, 2003. The contracts are renewable annually with a base compensation of $140,000 and a performance bonus of up to $100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contracts provide for payment of six (6) months compensation, bonus and benefits upon termination of employment. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Hussam Mahgoub, Executive Vice-President, Products is employed pursuant to a written employment contract effective April 1, 1999 as amended. The contract is renewable annually with a base salary of Cdn$132,000 and a performance bonus of up to Cdn$100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of twelve (12) months salary and bonus upon termination of employment and twenty-four (24) months salary and bonus upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Nick Darwish, Executive Vice-President, OEM Channels is employed pursuant to a written employment contract effective December 20, 1999 as amended. The contract is renewable annually with a base salary of Cdn$154,000 and a performance bonus of up to Cdn$100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of twelve (12) months salary and bonus upon termination of employment and twenty-four (24) months salary and bonus upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Charles Walton, Executive Vice-President, Financial and International Markets is employed pursuant to a written employment contract effective September 1, 2003. The contract is renewable annually with a base salary of $150,000 and a performance bonus of up to $100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of three (3) months salary and benefits upon termination of employment. The employment agreement also contains certain non-disclosure provisions and is subject to certain termination provisions.

Scott Lowry, Executive Vice-President, Government and Enterprise Markets is employed pursuant to a written employment contract effective September 1, 2003. The contract is renewable annually with a base salary of $180,000 and a performance bonus of up to $100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of three (3) months salary and benefits upon termination of employment. The employment agreement also contains certain non-disclosure provisions and is subject to certain termination provisions.

Composition of the Compensation Committee
At the end of the fiscal year ended December 31, 2003 the Corporation's compensation committee (the "Compensation
Committee") included Keith Powell and Derek Buntain.

Report on Executive Compensation
It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

Compensation for executive officers is composed primarily of three components; base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer's employment contract.

The Corporation's executive compensation program may include base salary, bonus and participation in the Corporation's stock option plans. In establishing the levels of base salary, the award of stock options and performance bonuses the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors. The Compensation Committee considers and, if thought fit, approves the issuance of options in accordance with the Corporation's stock option plans. Such stock option grants are dependent upon individual performance and competitive conditions. The Corporation's stock option plans require that the option exercise price be equal to the market price on the date immediately prior to the date the option was granted.

Compensation of the Chief Executive Officer
The Chief Executive Officer's compensation is paid in accordance with the terms of his employment contract (See "Management Employment Contracts") which provides for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000. In addition, Mr. Moustafa participates in the Plan.

The Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining the basis for Mr. Moustafa's overall compensation. In addition, Mr. Moustafa is entitled to participate in the Corporation's bonus plan and stock option awards as part of his compensation. In the financial year ended December 31, 2003, Mr. Moustafa was granted options to purchase a total of 300,000 Common Shares at exercise prices ranging from Cdn$0.94 to Cdn$3.38. The stock option awards to Mr. Moustafa are consistent with the compensation philosophy of the Corporation, which is to tie a portion of the Chief Executive Officer's compensation to corporate performance and the achievement of growth in shareholder value.

Mr. Moustafa is an executive officer and a member of the Board and is required to absent himself from deliberations of the Board with respect to matters related to his compensation and also abstain from voting on these matters.

Submitted on behalf of the Compensation Committee:

Keith Powell (Chair) and Derek Buntain

Compensation of Directors
The directors of the Corporation receive no compensation for attending meetings of the Board of Directors or a committee of the Board of Directors.

None of the directors of the Corporation was compensated in his capacity as a director by the Corporation during the fiscal year ended December 31, 2003 pursuant to any other arrangement or in lieu of any standard arrangement. It has been the Corporation's practice to grant to a director 50,000 options to acquire common shares of the Corporation upon his or her election as a director. In addition the Corporation may grant directors additional options from time to time. During fiscal 2003 Stanley Beck received 15,000 options at Cdn$0.84 and 25,000 options at Cdn$3.38; Derek Buntain received 25,000 options at $0.62 and 25,000 options at $2.45; Keith Powell received 15,000 options at Cdn$0.84 and 25,000 options at Cdn$3.38; Charles Shiu received 15,000 options at $0.62 and 25,000 options at $2.45; and Mark Steinman received 20,000 options at Cdn$0.84 and 40,000 options at Cdn$3.38. Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of the Plan.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Corporation in respect of such insurance is $120,000 and the total amount of insurance purchased for the directors and officers as a group is $5,000,000. In addition to the premiums, the Corporation is liable to the extent of up to $250,000 per claim under the deductible provisions of the policy. No claims have been made under these policies to date.



INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, any proposed nominee for election as a director or any of their associates or affiliates is or has been indebted to the Corporation at any time since the beginning of the last completed fiscal year other than routine indebtedness (as defined in the Securities Act (Ontario)).

STOCK PERFORMANCE CHART

The following graph and chart assume that $100 was invested over a five year period commencing on December 31, 1999 and ending on December 31 of each subsequent year thereafter by comparing the yearly percentage change in the cumulative total shareholder return over those five years on the Corporation's common shares.



S&P/TSX
Composite
(TSE 300 Stock
Index)
DIVERSINET
CORP.
December 31,
1999
100
100
December 31,
2000
106
10
December 31,
2001
91
6
December 31,
2002
78
1
December 31,
2003
97
1

















INTERIM FINANCIAL STATEMENTS


Pursuant to National Instrument 54-102 published by the Canadian Securities Administrators, the Corporation is not required to mail out its interim quarterly financial statements. The Corporation maintains a supplemental mailing list containing the names of the holders of the securities of the Corporation to whom the interim financial statements of the Corporation will be mailed. A return card is enclosed with this Circular permitting shareholders to request that they be placed on the supplemental mailing list.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "TSX") has issued a series of guidelines (the "TSX Guidelines") for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSX requires that each listed corporation disclose on an annual basis its approach to corporate governance. Although the Corporation is not listed on the TSX, it refers to the TSX guidelines for guidance. The Corporation's approach to corporate governance is described below.

The Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under applicable law, the board is required to carry out its duties with a view to the best interests of the Corporation.

The frequency of the meetings of the Board of Directors as well as the nature of the agenda items change depending on the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces from time to time.

Composition of the Board
The TSX Guidelines recommend that a Board of Directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSX Guidelines define an "unrelated director" as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the corporation, other than an interest arising from shareholding. The TSX Guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (a shareholder with the ability to exercise the majority of votes for the election of directors), the Board of Directors should include a number of directors who do not have interests in or relationships with either corporation or the significant shareholder, which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. The Corporation does not have a "significant shareholder" at this time. Diversinet recently incorporated new changes to its Board of Directors, including the institution of a Corporate Governance Committee and the replacement of the Chief Executive Officer as Chairman of the Board with an external director. Moreover, as further indication of the Corporation's mandate to comply fully with emerging corporate governance issues, the CEO and CFO each certified the most recent 6-K filing with the Securities & Exchange Commission in accordance with the Sarbanes-Oxley Act, although, as a foreign issuer, they are not technically required to do so.

The directors of the Corporation have examined these definitions in the TSX Guidelines and have individually considered their respective interests in and relationships with the Corporation. As a consequence, the Board of Directors has concluded that five of the Board's seven members are "unrelated" within the meaning of the guidelines. Mr. Nagy Moustafa, President and Chief Executive Officer, and Mr. Charlie Walton, EVP, Financial and International Markets are related by virtue of being members of the management team. The Corporation does not have a significant shareholder (as defined above). The Board of Directors considers its current size of seven to be appropriate at the current time. The Chairman of the Board is not a member of management.

The Board of Directors believes that the presence of the President and Chief Executive Officer and the EVP, Financial and International Markets on the Corporation's Board of Directors is key to the effective governance of the Corporation. The knowledge and insight that these directors bring to the Board has been instrumental in creating a Board of Directors that functions effectively and, in turn, achieves the Corporation's successful development.

At present, in addition to those matters which must by law be approved by the Board of Directors, management seeks Board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Corporation.

The Board of Directors has three standing committees: the Audit
Committee, the Compensation Committee and the Governance
Committee.  The Board of Directors does not have an Executive
Committee.

COMMITTEES
Audit Committee
The Audit Committee is comprised of three directors. The Audit Committee recommends engagement of the Corporation's independent auditors and is primarily responsible for approving the services performed by the Corporation's independent auditors. The Audit Committee's responsibilities included reviewing the Corporation's financial report procedures, the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation's external auditors. The Audit Committee also has the responsibility to review, and to recommend for approval, the Corporation's interim unaudited consolidated financial statements and annual consolidated financial statements, management's discussion and analysis of financial condition and results of operations and related press releases, prior to their approval by the full Board. The members of the Audit Committee are Mark Steinman (Chair), Keith Powell and Derek Buntain.

To carry out its responsibilities, the Audit Committee held four meetings during the fourteen month period of November 1, 2002 to December 31, 2003.

Compensation Committee
Overview and Philosophy
The Compensation Committee is comprised of two directors. It is the responsibility of the Compensation Committee to determine the level of compensation and to develop recommendations for stock option grants for approval by the Board of Directors in respect of the Corporation's senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors. The members of the Compensation Committee are Keith Powell (Chair) and Derek Buntain.

Published industry salary data is reviewed and relied upon in the Committee's assessment of appropriate compensation levels, specifically the analysis of proxies of certain public software companies and appropriate and relevant compensation surveys.

The Committee recognizes that the industry sector in which the Corporation operates is both highly competitive and undergoing significant globalization with the result that there is substantial demand for qualified, experienced executive personnel. The Committee considers it crucial that the Corporation be assured of retaining and rewarding its top calibre executives who are essential to the attainment of the Corporation's ambitious long-term, strategic goals.

For these reasons, the Committee believes the Corporation's executive compensation arrangements must remain competitive with those offered by other companies of similar size, scope, performance levels and complexity of operations, including some, but not all, of the companies comprising the Nasdaq Stock Market, the Over the Counter Bulletin Board and the Toronto Venture Exchange.

Annual Cash Compensation (Base Salary Plus Performance
Incentives)
The Committee believes that annual cash compensation should be paid commensurate with attained performance. The Corporation's executive cash compensation consists of base compensation and performance incentives. Base salaries for executive officers are established by considering a number of factors, including the Corporation's operating results; the executive's individual performance and measurable contribution to the Corporation's success; and pay levels of similar positions with comparable companies in the industry. The Committee believes that its executive compensation must remain competitive for it to retain talented executives. Base salaries are typically reviewed annually.

The purpose of annual performance incentive compensation is to provide cash compensation that is at-risk on an annual basis and is contingent on the achievement of annual business and operating objectives. Annual incentives measure business performance and individual performance, and are designed to provide a pay-out scale with high upside opportunity for high performance and zero pay out for low performance. The Compensation Committee sets targets for executive bonuses each year and the pay out of those bonuses, if any, is determined based on the Corporation's operating results, the executive's measurable contribution to the Corporation's success, and bonus levels of similar positions with comparable companies in the industry.

For the fourteen month period ending December 31, 2003, the Compensation Committee recommended and approved a total of Cdn$223,000 for the executive team out of a potential total bonus pool of Cdn$657,000 or 34% of the potential total bonus pool. The low percentage pay out of executive bonuses reflects the view of both management and the Compensation Committee that executive bonuses should be based on the factors described above. There are currently no guaranteed executive bonuses for 2004 or beyond.

Stock Options
The Committee recommends executive stock options under the Diversinet Corp. Amended and Restated Stock Option Plan (the "Plan") to foster executive officer ownership of the Corporation's Common Stock, to stimulate a long-term orientation in decisions and to provide direct linkage with stockholder interests. The Committee considers the total compensation package, industry practices and trends, the executive's accountability level, and assumed potential stock value in the future when granting stock options. The Committee recommends option amounts to provide retention considering projected earnings to be derived from option gains based upon relatively conservative assumptions relating to planned growth and earnings. Therefore, the stock option program is intended to serve as an effective and competitive long-term incentive and retention tool for the Corporation's executives, as well as other key employees. The exercise prices of stock options granted to executive officers are equal to the fair market value of the Corporation's Common Stock on the date of grant. Therefore, stock options provide an incentive to maximize the Corporation's profitable growth that ordinarily, over time, should be reflected in the price of the Corporation's Common Stock.

For example, during the fourteen months period ending December 31, 2003, at the recommendation of the Compensation Committee, the Compensation Committee awarded options to purchase 433,000 shares of the Corporation's Common Stock to five key employees of the Corporation. During the year the Corporation completed two acquisitions and the purpose of these grants was to align these key employees with combined corporate culture. The exercise prices of these stock options are equal to the fair market value of the Corporation's Common Stock on the date of grant and the majority of them vest quarterly over three years.

Benefits
The Corporation provides benefits to the named executive officers that are generally available to all employees of the Corporation.

Chief Executive Officer Compensation
The Chief Executive Officer's compensation is paid in accordance with the terms of his employment contract (See "Management Employment Contracts") which provides for payment of an annual base salary of Cdn$220,000 and an annual performance bonus of up to Cdn$250,000. In addition, Mr. Moustafa participates in the Plan.

The Compensation Committee did not directly base Mr. Moustafa's bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa's overall compensation. In addition, Mr. Moustafa is entitled to participate in the Corporation's bonus plan and stock option awards as part of his compensation. In the financial year ended December 31, 2003, Mr. Moustafa was granted options to purchase a total of 300,000 Common Shares at exercise prices ranging from Cdn$0.94 to Cdn$3.38. The stock option awards to Mr. Moustafa are consistent with the compensation philosophy of the Corporation, which is to tie a portion of the Chief Executive Officer's compensation to corporate performance and the achievement of growth in shareholder value.

Governance Committee
The Governance Committee is comprised of two directors. The Governance Committee will assist the Board of Directors in fulfilling its oversight responsibilities related to seeking candidates for membership on the Board of Directors, assessing the corporate governance policies and processes of the Board of Directors and reviewing from time to time the policies of the Board of Directors related to director qualifications, compensation, tenure and retirement. The members of the Governance Committee are Stanley Beck (Chair) and Charles Shiu.

GENERAL

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the Board of Directors of the Corporation has approved the contents and sending of this Circular.

DATED at Toronto, Ontario, the 5th day of March 2004.

BY ORDER OF THE BOARD OF
DIRECTORS
March 5, 2004	/s/ Mark Steinman
Toronto, Ontario	Mark Steinman, Chairman













D i v e r s i n e t
2 0 0 3 A n n u a l R e p o r t







To Our Shareholders:

The past year has been a year of growth for the Company, in January 2003 we acquired DSS Software Technologies, a systems integration provider headquartered in Fremont, California and continuing in September 2003 with the acquisition of Caradas, Inc., a digital identity and authentication management technology provider headquartered near Boston, Massachusetts. These acquisitions bring Diversinet increased presence in the important U.S. market and key relationships to act as channels for the Company's products.

Our products' team continues its work to bring an integrated management platform to market in the form of products that combine the best of our secure wireless and identity management technologies. We will be making announcements about this platform throughout 2004. In July we received a patent from the State of Israel Patent Office for our "System and Method for Reliable Key Transfer". This system and method provides for an automated method to securely update root CA keys and certificates (basis for root rollover) and combine domains. In August, we received a trademark from the U.S. Patent and Trademark Office for our Diversinet logo, thus securing our brand. Then in November, we received a patent from the State of Israel Patent Office for our "System and Method for Handling Permits". This technology provides for a unique permit separation model that enhances the security and privacy of wired and wireless e-commerce systems by improving the management of personal privileges in advanced Identify Management security environments. With these patents and combined with the opportunities afforded by our acquisitions; we believe we are better positioned than ever to increase shareholder value in the future.

In 2003, we entered into agreements with several application developers, as part of our strategy to find leading channel partners to quickly establish a leadership presence in growing markets for wireless security. The Company's channel partners will assist the company in expanding its reach both geographically and into new vertical applications.

We have had some opportunities and challenges in the capital markets during the year. In April, we were delisted from the Nasdaq Small Cap market and are currently trading on the OTC Bulletin Board. During June 2003, we completed a private placement for gross proceeds of $3,100,000. In January 2004, we completed a private placement for gross proceeds of $2,000,000 by the issuance of 1,000,000 common shares and 1,100,000 share purchase warrants.

In October, based on the substantial 'intellectual capital' that our acquisitions brought us, we re-organized the Company into customer-facing strategic business units, focusing on financial and international, government and enterprise, professional services and OEM channels. The strategic business unit structure, channel partners and the Company's acquisitions are part of the Company's overall strategy to improve its market presence.

The wireless market is renewing and at the same time it is expanding to include new devices and requiring advanced security functions, such as identity and access management features, as well as secure data communications and transactions. It is at this juncture that Diversinet's original technology, combined with that acquired from Caradas, will accelerate our prospects.

In conclusion, I would like to thank our shareholders for their continued support; we look forward to updating you throughout the exciting year ahead. I would also like to thank our employees for their dedication and efforts to build the solid operational foundation that Diversinet enjoys today.

Regards,
/s/ Nagy Moustafa
Nagy Moustafa
President and Chief Executive Officer


Management's Discussion and Analysis of Financial Condition and
Results of Operations

When used herein, the words "may", "will", "expect", "anticipate", "continue", "estimate", "project", "intend", "plan" and similar expressions are intended to identify forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, regarding events, conditions and financial trends that may affect the Company's future plans of operations, business strategy, operating results and financial position. All statements, other than statements of historical facts, included or incorporated by reference in this document which address activities, events or developments which the Company expects or anticipates will or may occur in the future, including such things as future capital expenditures (including the amount and nature thereof), business strategy, expansion and growth of the Company's business and operations, and other such matters are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. Such statements are not guarantees of future performance and are subject to risks and significant uncertainties and that actual results may differ materially from those included within the forward-looking statements as a result of various factors. The occurrence of any unanticipated events may cause actual results to differ from those expressed or implied by the forward-looking statements contained herein. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report.

Please find enclosed the Consolidated Balance Sheets as at December 31, 2003, October 31, 2003 and October 31, 2002 and the Consolidated Statements of Earnings and Deficit and the Consolidated Statements of Cash Flows for each of the three year periods ending October 31, 2003 and for the fourteen month period ended December 31, 2003 and the Notes to Consolidated Financial Statements for Diversinet Corp. Our financial statements have been prepared in accordance with Canadian GAAP. These principles conform in all material respect with U.S. GAAP except as described in Note 14 to our consolidated statements. The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this annual report.

The differences between line items under Canadian GAAP and those under U.S. GAAP are not significant except that, under U.S. GAAP, our total loss would be greater by $35,000 and $37,000 for the years ended October 31, 2002 and 2001 respectively. These differences relate to differences in accounting for stock-based compensation in fiscal 2002 and 2001.

Overview

Founded in 1997 and based in Toronto, Canada, Diversinet provides secure wireless infrastructure solutions to the financial services, government and enterprise markets (including gaming and wagering markets) to empower a mobile user to operate securely.

Building on its expertise, Diversinet's solutions extend full security and authentication management to the full range of mobile devices such as mobile phones, handheld computing devices and portable credit, debit and smart cards.

In addition to secure, reliable and scalable mobile solutions through security products, Diversinet deploys an experienced professional services team for application development and integration, consulting, training and technical support in the wireless security and identity management areas.

In January 2003, Diversinet acquired DSS, a systems integration provider headquartered in Fremont, California. DSS provides technical consulting services to tier one customers including financial, enterprise and technology companies such as Cisco Systems, Lucent, Oracle, Sun Microsystems and Wells Fargo in the areas of systems integration, software development, and Enterprise Resource Planning (ERP) and Customer Relationship Management (CRM) implementation.

The Company expects that the addition of DSS' services suite will enhance Diversinet's ongoing strategy to provide greater depth and breadth in its solution offering. Combined, the company's technical and industry expertise can provide integrated solutions and full services offerings. The Company believes its acquisition of DSS will strengthen its position in the U.S. through the addition of a comprehensive line of services that will help it to better address rapidly growing demands for security in telecommunication services.

The acquisition of Caradas in September 2003 provides us with 'smart card enablement' to the financial, retail, enterprise, government and other markets looking for open, secure, multi-application solutions. Caradas technology answers the need for multi-application smart card technology, essential for managing critical business processes.

Caradas focuses on smart card-based application security systems within the financial services industry, particularly as a vehicle for managing relationships between issuers and cardholders. Caradas offers a suite of solutions and services to define and implement secure application infrastructures. The Caradas ConnexusT Platform Caradas provides turnkey solutions for smart card-based application security systems using a suite of Caradas developed and third-party technology components. Caradas services provides a set of professional integration services for the strategy and support behind the technology.
The Caradas team has developed a methodology for implementing application security systems. Caradas LabsT provides benchmarking and evaluation of core technologies through the testing centre.

The Company believes that the addition of Caradas will enhance its ongoing strategy to provide greater depth and breadth in its solution offering, namely in the financial services and government verticals. Combined, Caradas and Diversinet's technical and industry expertise can offer integrated solutions and full service offerings. The Company believes the acquisition of Caradas will strengthen its position in the U.S. through expanded access to key customers and the addition of a comprehensive line of services that will help us to better address rapidly growing demands for security in telecommunication services.

The synergy between the combined companies is expected to provide the infrastructure and capability to expand into new markets and convey a unique opportunity to deliver solutions that will meet the specific needs of financial service and government customers.

With Caradas' focus on smart card technology in the Company's target markets, the complementary skill sets (application development and wireless), and a U.S. sales force, the combined company can provide technical consulting services to companies in the areas of smart card-based application security systems and software development, which are natural extensions of wireless and require enhanced security.

During the year the Company changed its measurement and reporting currency from Canadian dollars to United States dollars and changed its year end, subject to shareholder approval, from October 31st to December 31st. In addition, except where otherwise indicated, all financial information is presented in United States dollars.

We have incurred operating losses in each of the last seven fiscal years, most recently from our continuing operations of developing security solutions. We have sustained our business during this period through the sale of common shares in a series of private placements, by raising $3.1 million in June 2003 and most recently by raising $2 million in January 2004. We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations.

Operating Results

Fourteen month period ended December 31, 2003 and year ended
October 31, 2003 compared to year ended October 31, 2002

During fiscal 2003, the Company purchased 100% of the common shares of two companies, the DSS acquisition occurred on January 2, 2003 resulting in the inclusion of twelve month's activities in the consolidated financial results for December 31, 2003 and the Caradas acquisition occurred on September 1, 2003 resulting in the inclusion of four month's activity in the consolidated financial results for December 31, 2003. The common shares of DSS were purchased through the issuance of shares, common share purchase warrants, cash and a promissory note. The common shares of Caradas were purchased through the issuance of shares and common share purchase warrants. As a result of a number of circumstances, including the current year financing activities, the acquisition of DSS and Caradas and the U.S. dollar becoming the measurement currency in which most of the Company's business is transacted, effective October 1, 2003, the Company adopted the U.S. dollar as its measurement and reporting currency for preparation of its consolidated financial statements.

For the periods ending December 31, 2003 and October 31, 2003, we reported revenue of $8,563,000 and $7,108,000 respectively compared to revenue of $710,000 for the year ended October 31, 2002. We generated 96% (2% in 2002) of our revenues from the United States, 3% (63% for 2002) from the Asia Pacific region, 0% (29% in 2002) from Canada and 1% (6% in 2002) from other areas during the period ended December 31, 2003 and the period ended October 31, 2003. The increase in revenue is the result of the acquisition of DSS and Caradas during the year, both companies are located in the United States, leading to the high percentage of U.S. based revenue. Furthermore, we changed our year end to December 31st, leading to a fourteen month reporting period. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues.

During the two periods ending in 2003, 30% (28% in 2002) of our revenue came from one customer. These customers are not related to each other. While we are endeavoring to increase our customer base, as the market that we operate in is still in an evolving stage and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

We reported a net loss of $5,618,000 for the period ended December 31, 2003 and $4,834,000 for the year ended October 31, 2003 compared to a net loss of $4,065,000 in the prior year. This net loss includes stock-based compensation expense relating to the issuance of options and warrants of $825,000 and $772,000 respectively and nil for 2002. During the year the Company started to report a fair value for stock-based compensation and is including this as an expense.

Research and development expenses were $1,513,000 in the period ended December 31, 2003 and $1,244,000 at October 31, 2003 compared to $1,479,000 in 2002. The annualized decrease is due to further cost reduction measures carried out in the second quarter of 2003. During the year we received a net amount of $289,000 relating to investment tax credits for R&D work done in 2002 and 2001 and a rebate of retail sales taxes paid in excess in 2001.

Sales and marketing expenses were $2,656,000 in the period ended December 31, 2003 and $2,271,000 at October 31, 2003 compared to 1,104,000 in 2002. The increase in sales and marketing is largely due to the two acquisitions that were done during the year and the increase is consistent with the increase in sales activity to generate the revenues during the period. While the Asia Pacific market place continues to be a focal point for the Company, with the addition of DSS and Caradas, we have increased our U.S. presence and increased sales and marketing in the U.S. accordingly. Included in the December 31, 2003 sales and marketing expenses is $300,000 relating to stock-based compensation expenses.

General and administrative expenses were $2,654,000 at December 31, 2003 and $2,369,000 at October 31, 2003 compared to
$1,899,000 in 2002. These figures include foreign exchange losses of $309,000 for December 31, 2003 and $230,000 in October 31, 2003 and a loss of $145,000 for 2002. Until October 1, 2003 the Company has historically prepared its consolidated financial statements in Canadian dollars and used the Canadian dollar as its measurement currency. Included in the December 31, 2003 G&A expenses is $525,000 relating to stock-based compensation expenses.

Depreciation and amortization expense was $740,000 in the period ended December 31, 2003 and $574,000 for the year ended October 31, 2003. These figures include amortization of intangible assets acquired on September 1, 2003 in the amount of $173,000 and $87,000, respectively. Depreciation and amortization expense in fiscal 2002 was $404,000.

We earned interest and other income of $26,000 during the period ended December 31, 2003 and the year ended October 31, 2003 and $111,000 in fiscal 2002 through investing our excess cash.

Interest expenses were $21,000 during the period ended December
31, 2003 and $20,000 for the year ended October 31, 2003 compared to $nil in 2002. This interest relates to notes payable on capital assets acquired during the year.

Year ended October 31, 2002 compared to year ended October 31,
2001

For the year ended October 31, 2002, we reported revenue of $710,000 compared to revenue of $793,000 for the year ended October 31, 2001. We are operating in an evolving and unpredictable market and accordingly have and may continue to experience wide fluctuations in our revenues. We generated 63% (55% for 2001) of our revenues from the Asian region, 2% (24% in 2001) from the United States, 29% (17% in 2001) from Canada and 6% (4% in 2001) from other areas during fiscal year 2002.

During fiscal 2002, 28% (40% in 2001) of our revenue came from one customer. These customers are not related to each other.
As the market that we operate in is still in an early stage of development and our revenue is still quite small, it is reasonable to expect that our revenue may continue to be concentrated among relatively few customers for the near future.

We reported an improved net loss of $4,065,000 for the year ended October 31, 2002 compared to a net loss of $12,272,000 in the prior year. We completed operating cost reductions in the fourth quarter of 2001 that resulted in a decline in expenses from operations during fiscal 2002 compared to fiscal 2001. These reductions included workforce reductions in the United States and Canada, closure of offices in the United States and the discontinuance of non-core programs particularly in the marketing area. The restructuring was aimed at refocusing our efforts on the most significant market opportunities in Asia and Europe.

Research and development expenses decreased to $1,479,000 in 2002 from $4,485,000 in 2001 resulting primarily as a result of continued efforts to reduce costs as started in the last quarter of fiscal 2001. During the year we received a net amount of $182,000 relating to investment tax credits for R&D work done in 2000 and 1999.

Sales and marketing expenses were $1,104,000 in 2002 compared to $4,712,000 in 2001. The Company continues to focus a significant portion of its efforts in the Austral Asian markets where we derived 63% of our 2002 revenues. During 2002 we implemented a pilot project for Hong Kong's six local mobile operators, the Hong Kong m-Cert Implementation Forum to develop and implement a single mobile digital certificate (m-Cert) standard to promote mobile commerce in Hong Kong. We continue to make progress in this region and expect to increase our presence in 2003.

General and administrative expenses were $1,899,000 in 2002 compared to $2,616,000 in 2001. These figures include foreign exchange losses of $145,000 for 2002 and a gain of $403,000 for 2001.

Depreciation and amortization expense in fiscal 2002 decreased to $404,000 from $1,226,000 in fiscal 2001. The Company's deferred development and purchased technology costs were fully amortized in 2001 and the reduction in additions to capital assets has resulted in reduced amortization for the 2002 fiscal year.

During fiscal 2001, we entered into a joint venture to conduct certain of our Asian activities, as detailed in note 8 to our audited financial statements. We own 50% of this joint venture and our financial statements reflect our proportionate interest in its assets, liabilities, revenue and expenses.

We earned interest and other income of $111,000 and $448,000 in fiscal 2002 and 2001, respectively. The decrease is primarily due to our lower average cash and cash equivalents in 2002 and due to lower interest rates than we received during 2001.

Liquidity and Capital Resources

Fourteen month period ended December 31, 2003 and year ended
October 31, 2003 compared to year ended October 31, 2002 and
October 31, 2001

Cash used in operating activities was $1,677,000 in the period ended December 31, 2003. Cash used in operating activities during the year was comprised of the net loss of $5,618,000, less net depreciation and amortization of $740,000, stock-based compensation expense of $825,000 and unrealized foreign exchange loss of $416,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $140,000, a decrease in receivables of $2,356,000, a decrease in deferred revenue of $156,000 and an increase in prepaid expenses of $99,000. With the addition of DSS and Caradas in 2003, we incorporated the fair value of their balance sheets into the Company's on the acquisition dates. The inclusion of these balance sheets have affected the calculation of non-cash operating working capital.

Cash used in operating activities was $954,000 in the year ended October 31, 2003. Cash used in operating activities during the year was comprised of the net loss of $4,834,000, less net depreciation and amortization of $574,000, stock-based compensation expense of $772,000 and unrealized foreign exchange loss of $491,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $41,000, a decrease in receivables of $2,023,000, an increase in deferred revenue of $20,000 and an decrease in prepaid expenses of $43,000.

Cash used in operating activities was $4,532,000 in the year ended October 31, 2002, a decline of 55% from the amount used in the same period of the prior year. Cash used in operating activities during the year was comprised of the net loss of $4,065,000, less net depreciation and amortization of $404,000 and unrealized foreign exchange loss of $72,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $1,180,000, an increase in receivables of $45,000, a decrease in deferred revenue of $19,000 and a decrease in prepaid expenses of $301,000.

Cash used in operating activities was $10,596,000 in the year ended October 31, 2001, attributable to the net loss of $12,272,000 less net depreciation and amortization of $1,226,000 and unrealized foreign exchange gain of $185,000. Changes in other non-cash items include a decrease in accounts payable and accrued liabilities of $278,000, a decrease in receivables of $946,000, a decrease in deferred revenue of $27,000 and an increase in prepaid expenses of $7,000.

Cash provided by financing activities in the period ended December 31, 2003 was $1,806,000 and $1,822,000 in the year ended October 31, 2003. In June 2003 the Company completed the issue and sale of 5,000,000 common shares in the capital of the Company at $0.62 per unit for gross proceeds of $3,100,000. This was offset by repayments of bank indebtedness of $241,000 and notes payable of $873,000 at December 31, 2003 and $868,000 at October 31, 2003.

Cash provided by financing activities in the year ended October 31, 2002 was $3,108,000. In April 2002, we completed a private placement for net proceeds of $3,108,000. The Company completed the issue and sale of 518,671 units in the capital of the Company at $6.00 per unit for gross proceeds of $3,112,022.

Cash provided by financing activities in the year ended October
31, 2001, was $69,000 as a result of proceeds received from issuing common shares under an employee stock option exercise.

Cash used in investing activities in the period ended December 31, 2003 was $16,000. Cash was provided by the maturity of a short-term investment in the amount of $600,000. Cash in the amount of $541,000 was utilized in the acquisitions that occurred during the year. As well, the Company purchased capital assets in the amount of $75,000 during this period.

Cash used in investing activities in the year ended October 31, 2003 was $613,000. Additional funds of $10,000 were invested in a short-term investment. Cash in the amount of $541,000 was utilized in the acquisitions that occurred during the year. As well, the Company purchased capital assets in the amount of $62,000 during this year.

Cash provided by investing activities in the year ended October
31, 2002 was $92,000 consisting of $113,000 received from proceeds of a short-term investment offset by $21,000 spent on capital assets.

Cash used in investing activities in the year ended October 31, 2001 was $2,676,000 consisting of $719,000 spent on capital asset additions and the purchase of a $1,956,000 short-term investment.

As of December 31, 2003 we had commitments under non-cancelable operating leases for our facilities and equipment through 2006 in amounts ranging from $620,000 in fiscal 2004 declining to $308,000 in fiscal 2006.

On January 20, 2004, the Company completed a private placement through the issuance of 1,000,000 common shares and 1,100,000 common share purchase warrants. The Company received gross proceeds of $2,000,000 in the transaction. The warrants were comprised of 500,000 warrants exercisable at $2.00 and 600,000 at $2.05. Each warrant entitles the holder thereof to acquire one common share for a period of three years. The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.

We believe that our cash and cash equivalents and short-term investments as at December 31, 2003 of $1,967,000 together with the additional funds raised subsequent to our year end will be sufficient to meet our short-term working capital requirements for the next fiscal year. We may need to raise additional amounts to meet our working capital requirements through private or public financings, strategic relationships or other arrangements. However, additional funding may not be available on terms attractive to us, or at all. If we enter into strategic relationships to raise additional funds, we may be required to relinquish rights to certain of our technologies. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

The following table presents unaudited selected financial data for each of the last eight quarters ending October 31, 2003 and the two months ended December 31, 2003:

Revenue for
the period
Loss for the
period
Basic and
diluted loss
per share
December 31, 2003
$  1,455,000
$   784,000
$       0.14
October 31, 2003
2,687,000
1,882,000
0.33
July 31, 2003
1,742,000
738,000
0.13
April 31, 2003
1,835,000
1,443,000
0.45
January 31, 2003
843,000
772,000
2.39
October 31, 2002
261,000
657,000
0.22
July 31, 2002
140,000
1,001,000
0.31
April 31, 2002
198,000
1,311,000
0.47
January 31, 2002
111,000
1,096,000
0.41

Risks and Uncertainties

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated. These risks are described in our F-3 and annual Form 20-F filed on EDGAR in the United States and filed on SEDAR in Canada. We encourage you to review these filings in order to evaluate an investment in our securities. Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Financial resources: The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business. The projected cash flows for the Company are based upon assumptions that include, amongst others, a revenue stream from our wireless security and identity management solutions and the success of future external financing initiatives. Should these projects be delayed then the present working capital would not be sufficient for the Company to continue in the normal course of operations.

In recognition of these concerns, management is considering various revenue and cost management alternatives and may consider raising additional cash through external financing activities. It is not possible at this time to predict with any assurance the success of these initiatives.

Our ability to continue operations may be dependent on our ability to obtain additional financing. Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations is not sufficient to cover our operating expenses at present and may be unlikely to be sufficient within fiscal 2004. We have obtained funding for operations from private placements in the past, but there is no assurance we will be able to do so again in the near future despite the progress of the business. Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors. In particular, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services. In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons. Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates. Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog. Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year. Moreover, we have generally recorded a significant portion of our total quarterly license revenues in the third month of a quarter, with a concentration of these license revenues in the last half of that third month. This concentration of revenues is influenced by customers' tendencies to make significant capital expenditures at the end of a fiscal quarter. We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue. Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately ratable basis throughout the quarter. As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

If our common shares should become ineligible for continued quotation on the OTC BB or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares. Our common shares became ineligible for continued quotation on the NASDAQ SmallCap Market and are now trading on the Over the Counter Bulletin Board; therefore holders of our common shares will have difficulty selling their shares. Our common shares were quoted on the NASDAQ SmallCap Market from June 1995 through late April 2003.

Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares. The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions. Our common shares are currently penny stock.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security and identity management solutions and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements. The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Market conditions: The general economic conditions may have a significant impact on our ability to generate sales for our solutions. During fiscal 2002 and 2003, we experienced decreased activity from a number of our potential customers and generally the adoption of wireless services has not proceeded as rapidly as previously expected. We have focused a large portion our sales and marketing efforts in Asia and Hong Kong. Over the past year, several economies in Asia, including Hong Kong, have been negatively affected by the outbreak of severe acute respiratory syndrome, or SARS. Some industries in Hong Kong have been hit hard by the SARS outbreak. The dramatic decline in the business is expected to have negative effects on the economy of Hong Kong for 2003 and 2004. The Government of Hong Kong and business communities have taken various measures to stimulate the economic recovery of Hong Kong. While the ultimate impact of SARS is unclear at this time, the effects of these measures are crucial to Hong Kong's future financial condition and economic developments, which would in turn affect our financial condition and results of operations.

Foreign exchange: Our functional currency is the U.S. dollar. Sales generated outside Canada are generally denominated in U.S. dollars. During fiscal 2003, we incurred a portion of our expenses in U.S. dollars, but we also incurred a portion of our expenses in other currencies including Canadian dollars, Pound Sterling and Hong Kong dollars. Changes in the value of these currencies relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results. With the completion of our financings in June 2003 and January 2004, we have a portion of our cash resources in U.S. dollar short-term investments and in Canadian dollars. During fiscal 2003 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.

Litigation: Our Company has been named as a defendant in various proceedings arising in the course of our Company's activities and arising from transactions relating to a previous business operated by our Company. Litigation arising from these matters may be time consuming, distracting and expensive. An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.


MANAGEMENT'S REPORT
The accompanying consolidated financial statements and all information in the Annual Report have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with generally accepted accounting principles and, where appropriate, reflect management's best estimates and judgements. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements. To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls designed to provide reasonable assurance that its assets are safeguarded, that only valid and authorized transactions are executed and that accurate, timely and comprehensive financial information is prepared and disclosed. Consistent with the concept of reasonable assurance, the Company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised of non-management directors. The Audit Committee meets with management as well as with the independent auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The independent auditors have direct access to the Audit Committee.

The consolidated financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with generally accepted auditing standards. Their report outlines the scope of their audit and expresses their opinion on the consolidated financial statements of the Company. /s/ Nagy Moustafa
/s/ David Hackett
Nagy Moustafa, President & Chief
Executive Officer
David Hackett, Chief
Financial Officer

KPMG LLP
Chartered Accountants	Telephone (416) 228-7000
Yonge Corporate Centre	Telefax (416) 228-7123
4100 Yonge Street Suite 200	www.kpmg.ca
North York, Ontario M2P 2H3

AUDITORS' REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Diversinet Corp. as at December 31, 2003, October 31, 2003 and October 31, 2002 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended October 31, 2003 and for the fourteen-month period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003, October 31, 2003 and October 31, 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2003 and the fourteen month period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP
Chartered Accountants, Toronto, Canada, January 29, 2004, except for note 16(b) which is as of February 23, 2004

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING
DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated January 29, 2004, except for note 16(b) which is as of February 23, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

/s/ KPMG LLP
Chartered Accountants, Toronto, Canada


Diversinet Corp.
Consolidated Balance Sheets
(In United States dollars)

As at
		December 31	October 31	October 31
		2003	2003	2002

Assets
Current assets:
Cash and cash equivalents	$	722,569	$	863,977	$
	608,692
Short-term investments	1,243,960	1,853,369	1,843,657
Accounts receivable (including $62,293, $62,293,
$110,148 from joint venture, note 8)	1,081,760	1,422,943
	265,672
Other receivables	85,748	77,720	15,933
Prepaid expenses	375,009	232,812	77,012
Total current assets	3,509,046	4,450,821	2,810,966

Capital assets, net (note 4)	986,316	1,053,544	1,198,527
Purchased technology, net of $62,833, $31,416,
  $nil amortization (note 3)	314,167	345,584	-
Customer assets net of $110,256, $55,129,
  $nil amortization (note 3)	882,048	937,175	-
Goodwill (note 3)	5,311,932	5,311,932	-
Total assets	$	11,003,509	$	12,099,056	$	4,009,493

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$	899,644	$	845,757	$	352,025
Accrued liabilities (note 5)	1,351,400	1,504,319	698,137
Notes payable	28,192	33,178	-
Current portion of promissory note	300,000	300,000	-
Deferred revenue	477,449	653,350	9,228
Total current liabilities	3,056,685	3,336,604	1,059,390

Promissory note	300,000	300,000	-

Shareholders' equity:
Share capital (note 6):
Authorized:
Unlimited common shares
Issued and outstanding:
11,043,027, 11,043,027, 3,222,308
common shares	49,191,482	49,201,868	40,677,645
Contributed surplus	126,173	72,680	72,680
Cumulative translation adjustment	(1,520,721)	(1,445,932)
	(1,936,534)
Share purchase warrants (note 6)	1,331,652	1,331,652	-
Deficit	(41,481,762)	(40,697,816)	(35,863,688)
Total shareholders' equity	7,646,824	8,462,452	2,950,103

Future operations (note 1)
Commitments and contingencies (note 11)

Total liabilities and shareholders' equity	$	11,003,509
	$	12,099,056	$	4,009,493

See accompanying notes to consolidated financial statements.

On behalf of the Board:
/s/ Mark Steinman	/s/ Nagy Moustafa
Mark Steinman, Director 	Nagy Moustafa, Director


Diversinet Corp.
Consolidated Statements of Earnings and Deficit
(In United States dollars)



Fourteen
month
period
ended
Years ended
		December 31	October 31	October 31	October 31
		2003	2003	2002	2001

Revenue (including $nil, $nil, $85,138, $127,034,
		from joint venture, note 8)	$	8,562,676	$	7,108,003	$
	710,250	$	792,814

Cost of sales	6,622,495	5,491,029	-	-
Gross margin	1,940,181	1,616,974	710,250	792,814

Expenses:
Research and development	1,513,323	1,243,545	1,478,980	4,484,608
Sales and marketing	2,656,099	2,270,982	1,103,722	4,711,785
General and administrative	2,654,214	2,368,903	1,899,302	2,616,285
Depreciation and amortization	740,049	573,672	404,015	1,226,022
Severance costs	-	-	-	474,008
		7,563,685	6,457,102	4,886,019	13,512,708

Loss before the following	(5,623,504)	(4,840,128)	(4,175,769)
	(12,719,894)

Interest income and other income	(26,302)	(25,653)	(111,096)
	(447,736)
Interest expense	20,872	19,653	-	-

Loss for the period	(5,618,074)	(4,834,128)	(4,064,673)
	(12,272,158)

Deficit, beginning of period	(35,863,688)	(35,863,688)	(31,799,015)
	(19,526,857)
Deficit, end of period	$	(41,481,762)	$	(40,697,816)	$
	(35,863,688)	$	(31,799,015)

Basic and diluted loss per share (note 7)	$	(0.87)	$
	(0.85)	$	(1.37)	$	(4.65)


Weighted average number of
common shares	6,478,296	5,715,423	2,971,692	2,637,648


See accompanying notes to consolidated financial statements.


Diversinet Corp.
Consolidated Statements of Cash Flows
(In United States dollars)



Fourteen-
month
period
ended
Years ended
		December 31	October 31	October 31	October 31
		2003	2003	2002	2001

Cash provided by (used in):

Operating activities:
Loss from continuing operations	$	(5,618,074)	$
	(4,834,128)	$	(4,064,673)	$
	(12,272,158)
Items not involving cash:
Depreciation and amortization	740,049	573,672	404,015
	1,226,022
Stock-based compensation expense	825,010	771,519	-
	-
Unrealized foreign exchange loss (gain)	415,813	490,602
	71,603	(185,117)
Change in non-cash operating working capital:
Accounts receivable	2,425,570	2,084,387	(91,726)	908,489
Other receivables	(69,815)	(61,787)	47,094	37,949
Prepaid expenses	(98,846)	43,350	300,700	(7,180)
Accounts payable	(571,786)	(625,673)	(402,707)	480,399
Accrued liabilities	431,892	584,811	(777,766)	(758,104)
Deferred revenue	(156,371)	19,530	(18,552)	(26,634)
Cash used in continuing operations	(1,676,558)	(953,717)
	(4,532,012)	(10,596,334)

Financing activities:
Issue of common shares, common share
purchase options and warrants for cash	2,920,646	2,931,032
	3,108,317	68,651
Notes payable	(873,323)	(868,337)	-	-
Bank indebtedness	(240,979)	(240,979)	-	-
Cash provided by financing activities	1,806,344	1,821,716
	3,108,317	68,651

Investing activities:
Short-term investments	599,698	(9,712)	112,799	(1,956,457)
Acquisitions, net of cash received	(541,084)	(541,084)	-	-
Additions to capital assets	(74,523)	(61,918)	(20,525)	(719,453)
Cash provided by (used in) investing activities	(15,909)
	(612,714)	92,274	(2,675,910)

Increase (decrease) in cash and cash
equivalents	113,877	255,285	(1,331,421)
	(13,203,593)

Cash and cash equivalents,
beginning of period	608,692	608,692	1,940,113	 15,143,706

Cash and cash equivalents,
end of period	$	722,569	$	863,977	$	608,692 $1,940,113

Supplementary non-cash financing and
investing activities:
Issue of warrants on acquisitions	$	1,044,640	$
	1,044,640	$	-	$	-
Issue of common shares on acquisitions	4,959,875	4,959,875	-	-

See accompanying notes to consolidated financial statements.


DIVERSINET CORP.
Notes to Consolidated Financial Statements
(In United States dollars)
Years ended October 31, 2003, 2002 and 2001 and the fourteen month period ended December 31, 2003
Diversinet Corp. (the "Company"), an Ontario corporation,
develops and markets secured wireless and identity management solutions and professional services to the enterprise, financial services, government and gaming and wagering marketplaces.
1.	Future operations:
These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will
continue in operation in the foreseeable future and be able
to realize assets and satisfy liabilities in its normal
course of business.  Certain conditions and events exist that cast substantial doubt on the Company's ability to continue
as a going concern.
The Company has incurred significant losses and used
significant amounts of cash in operating activities in recent years.
Continued operations depend upon the Company's ability to
generate future profitable operations and/or obtain
additional financing to fund future operations and,
ultimately, to generate positive cash flows from operating
activities.  There can be no assurance that the Company will be successful in obtaining additional financing or generating positive cash flows from operations.
Should the Company be unable to generate positive cash flows from operations or secure additional financing in the
foreseeable future, the application of the going concern
principle for financial statement reporting purposes may no
longer be appropriate.  These financial statements do not
include any adjustments related to the valuation or
classification of recorded asset amounts or the amounts or
classification of liabilities that may be necessary should
the Company be unable to continue as a going concern.
2.	Significant accounting policies:
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in
Canada, which, except as described in note 14, conform in all material respects with accounting principles generally
accepted in the United States.  Significant accounting
policies adopted by the Company are as follows:
(a)	Fiscal Year:
In 2003, the Company changed its fiscal year end from
October 31 to December 31.  As a result, financial
statements for the fourteen-month period ended December
31, 2003 in addition to the financial statements for the
year ended October 31, 2003 have been presented.
(b)	Basis of consolidation:
The consolidated financial statements include the accounts
of the Company and its subsidiaries.  The Company accounts
for its interest in a joint venture by the proportionate
consolidation method.  All significant intercompany
transactions and balances have been eliminated.
(c)	Goodwill:
Handbook section 3062 "Goodwill and Other Intangible
Assets", requires that goodwill no longer be amortized but
instead be tested for impairment at least annually by
comparing the carrying value of a reporting unit with its
fair value.  If any potential impairment is indicated,
then it is quantified by comparing the carrying value of
goodwill to its fair value.
During the fourth quarter the Company completed its
goodwill impairment test and concluded that no write-down
was required.
(d)	Revenue recognition:
Consulting revenues are recognized on a time and materials
basis, or on a percentage of completion basis, depending
on the contract, as employees and subcontractors provide
services. Revenue from time and materials service
contracts are recognized as the services are provided.
Revenue from fixed price long-term contracts is recognized
over the contract term based on the percentage of services
provided during the period compared to the total estimated
services to be provided over the entire contract.  Losses
on contracts are recognized during the period in which the
loss first becomes probable and reasonably estimable.
Contract losses are determined to be the amount by which
the estimated direct and indirect costs of the contract
exceed the estimated total revenues that will be generated
by the contract. Revenue recognized in excess of billings
is recorded as unbilled services.  Billings in excess of
revenue recognized are recorded as deferred revenue until
the above revenue recognition criteria are met.
Reimbursements, including those relating to travel and
other out-of-pocket expenses, and other similar third-
party costs, are included in revenues.
Revenue from software license agreements is recognized
upon execution of a license agreement and the shipment of
the software, as long as all vendor obligations have been
satisfied, the license fee is fixed and determinable and
collection of the license fees is probable.  Revenue from
the sale of additional software products is recognized as
software is delivered.
Revenue earned on software arrangements involving multiple
elements (i.e., software products, upgrades/enhancements,
post contract customer support, installation, training, et
cetera) is allocated to each element based on vendor
specific objective evidence of relative fair value of the
elements. When arrangements contain multiple elements and
vendor specific objective evidence only exists for all
undelivered elements, the Company recognizes revenue for
the delivered elements using the residual method, whereby
the total arrangement fee is assigned to the undelivered
elements based on their fair value, with the residual
assigned to the delivered elements and recognized.  For
arrangements containing multiple elements where vendor
specific objective evidence does not exist for all
undelivered elements, revenue for the delivered and
undelivered elements is deferred until either vendor
specific objective evidence exists for the remaining
undelivered elements or all elements have been delivered.
The revenue allocated to post contract customer support is
recognized ratably over the term of the support and
revenue allocated to service elements (such as training
and installation) is recognized as the services are
performed.
The Company's sales arrangements generally include
standard payment terms ranging up to 90 days.  The Company
provides a limited product warranty, the costs of which
have historically been insignificant.
(e)	Cash and cash equivalents:
Cash and cash equivalents include cash on account and
short-term investments in money market instruments with
original maturities of 90 days or less when acquired.
(f)	Short-term investments:
Short-term investments consist of bonds having a term of
90 days when acquired which are recorded at cost plus
accrued interest.
(g)	Investment tax credits:
Investment tax credits are accrued when qualifying
expenditures are made and there is reasonable assurance
that the credits will be realized.  Investment tax credits
earned with respect to current expenditures for qualified
research and development activities are included in the
consolidated statements of earnings and deficit as a
reduction of related expenses in the year incurred.
Assistance related to the acquisition of capital assets
used for research and development is credited against the
related capital assets.  The Company has recorded no
investment tax credits.
(h)	Research and development costs:
Research costs are expensed as incurred.  Software
development costs are deferred once costs meet the
criteria under Canadian generally accepted accounting
principles for deferral and amortization.  Such deferred
costs are amortized, commencing when the product is
commercially released, on a straight-line basis over two
years.  The recoverability of any unamortized deferred
development costs is reviewed on an ongoing basis.
(i)	Purchased and acquired technology:
The Company capitalizes purchased technology and amortizes
such costs over two years.  The carrying value is assessed
on a periodic basis to determine if a write-down is
required.
(j)	Customer assets:
Customer relationships are amortized over three years.
Customer contracts are amortized as services are
performed.  The carrying value is accessed on a periodic
basis to determine if a write-down is required.
(k)	Foreign currency translation:
Monetary assets and liabilities denominated in foreign
currencies are translated into United States dollars at
the exchange rates prevailing at the consolidated balance
sheet dates.  Non-monetary assets and liabilities are
translated at historical rates.  Transactions in foreign
currencies are translated into United States dollars at
the approximate rates prevailing at the dates of the
transactions.  Foreign exchange gains and losses are
included in loss for the period.
The Company has historically prepared its consolidated
financial statements in Canadian dollars and used the
Canadian dollar as its measurement currency.  As a result
of a number of circumstances, including the current year
financing activities, the acquisition of DSS Software
Technologies and Caradas, Inc. and the U.S. dollar
becoming the measurement currency in which most of the
Company's business is transacted, effective October 1,
2003, the Company adopted the U.S. dollar as its
measurement and reporting currency for preparation of its
consolidated financial statements.  Comparative financial
information has been restated in U.S. dollars using the
current rate method.
Share capital has been translated at the exchange rate in
effect at the time of the transaction.  Deficit has been
translated at the approximate rates prevailing at the
dates of the transactions and monetary assets and
liabilities have been translated into United States
dollars at the exchange rates prevailing at the
consolidated balance sheet dates.  The resulting
difference has been classified as a cumulative translation
adjustment on the balance sheet.
(l)	Capital assets:
Capital assets are stated at cost less accumulated
depreciation and amortization.  Depreciation and
amortization is provided over the estimated useful lives
of the assets at the following annual rates and bases:
Asset	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Leasehold improvements	Straight-line	Over term of lease
The Company regularly reviews the carrying values of its
capital assets by comparing the carrying amount of the
asset to the expected future undiscounted cash flows to be
generated by the asset.  If the carrying value exceeds the
amount recoverable, a write-down of the asset to its
estimated net recoverable amount is charged to the
statements of earnings and deficit.
(m)	Income taxes:
The Company accounts for income taxes using the asset and
liability method.  Under this method, future income taxes
are recognized at the enacted or substantively enacted tax
rate expected to be applicable at the date of reversal for
all significant temporary differences between the tax and
accounting bases of assets and liabilities and for certain
tax carry forward items.  Future income tax assets are
recognized only to the extent that, in the opinion of
management, it is more likely than not that the future
income tax assets will be realized.  Future income tax
assets and liabilities are adjusted for the effects of
changes in tax laws and rates on the date of the
substantive enactment of the change.
(n)	Earnings per share:
Basic earnings per share is computed using the weighted
average number of common shares that are outstanding
during the year.  Diluted earnings per share is computed
using the weighted average number of common and potential
common shares outstanding during the year.  Potential
common shares consist of the incremental number of common
shares issuable upon the exercise of stock options and
warrants and are calculated using the treasury stock
method.
(o)	Stock-based compensation:
Effective November 1, 2002, the Company adopted the new
CICA Handbook section 3870, "Stock-Based Compensation and
Other Stock-Based Payments", which requires that a fair
value based method of accounting be applied to all stock-
based payments to non-employees and to direct awards of
stock to employees.  However, the standard permits the
Company to continue its existing policy of recording no
compensation cost on the grant of stock options and
warrants to employees with the addition of pro-forma
information as if the fair value method has been applied.
Had the company determined compensation expense based on
the fair value of stock options granted subsequent to
November 1, 2002, the Company's loss and loss per share
would have been reported as the pro-forma amounts
indicated below:
		Fourteen months ended	Year ended
		December 31, 2003	October 31, 2003
Loss for the period as reported	$	(5,618,074)	$	(4,834,128)
Pro forma loss 	(5,804,961)	(4,925,828)
Pro forma loss per common share:
Basic and diluted	$	(0.90)	$	(0.86)
Weighted average number of common shares	6,478,296	5,715,423


(p)	Use of estimates:
The preparation of these consolidated financial statements
in conformity with generally accepted accounting
principles requires management to make estimates and
assumptions that affect the reported amounts of assets and
liabilities and disclosure of contingent assets and
liabilities at the date of these consolidated financial
statements and the reported amounts of revenue and
expenses during the year.  Actual results could differ
from those estimates.
3.	Acquisitions:
a)	In January 2003, the Company acquired 100% of the
outstanding shares of DSS Software Technologies, a
consulting services provider.  The aggregate purchase
price was $1,301,038 consisting of $300,000 in cash,
$26,998 in the costs associated with the acquisition,
$600,000 of promissory note payable in instalments of
$300,000 on January 2, 2004 and $300,000 on January 2,
2005 and 120,000 share purchase warrants with a value of
$374,040.  The share purchase warrants vest equally on
January 2, 2003, 2004 and 2005 and are exercisable at
$3.75 per share for five years.  Additional future cash
consideration in the amount of $800,000 is payable based
on the achievement of certain financial targets over the
next two years and will be recorded with an increase to
goodwill if and when the targets have been met.  The
acquisition was accounted for using the purchase method
and the purchase price was allocated as follows:
Fair value of net capital assets
acquired
$        93,374
Working capital
290,422
Goodwill
917,242
Purchase price
$   1,301,038
b)	In September 2003, the Company acquired 100% of the
outstanding shares of Caradas, Inc., a credential
management provider.  The aggregate purchase price was
$5,630,475 consisting of 1,417,500 common shares with a
value of $4,895,310, $64,565 in the costs associated with
the acquisition and 200,000 common share purchase warrants
with a value of $670,600.  The share purchase warrants
vest equally on a quarterly basis over three years and
each is exercisable to purchase one common share at $2.45
per share for five years from the date of vesting.  The
acquisition was accounted for using the purchase method
and the purchase price was allocated as follows:
Fair value of net capital assets
acquired
$       186,853
Working capital
(320,372)
Purchased technology
377,000
Customer assets
992,304
Goodwill
4,394,690
Purchase price
$   5,630,475
The customer assets of $992,304 are comprised of customer
relationships and other customer contracts.  The customer
relationships were assigned a useful life of three years,
while the customer contracts will be amortized as services
are performed.  The purchased technology of $377,000 has
been assigned a useful life of two years.
4.	Capital assets:
	Accumulated	Net
December 31, 2003	Cost	depreciation	book
			and amortization	value
Computer hardware	$	1,342,228	$	817,852	$	524,376
Computer software	556,319	365,310	191,009
Furniture and fixtures	291,174	138,401	152,773
Leasehold improvements	234,865	116,707	118,158
	$	2,424,586	$	1,438,270	$	986,316
In the fourteen months ended December 31, 2003, depreciation expense and amortization amounted to $566,960.


	Accumulated	Net
October 31, 2003	Cost	depreciation	book
			and amortization	value
Computer hardware	$	1,333,937	$	771,806	$	562,131
Computer software	556,318	347,894	208,424
Furniture and fixtures	286,860	131,629	155,231
Leasehold improvements	234,865	107,107	127,758
	$	2,411,980	$	1,358,436	$	1,053,544
In the year ended October 31, 2003, depreciation expense and amortization amounted to $499,732.
	Accumulated	Net
October 31, 2002	Cost	depreciation	book
			and amortization	value
Computer hardware	$	984,343	$	510,752	$	473,591
Computer software	444,153	226,521	217,632
Furniture and fixtures	339,985	137,793	202,192
Leasehold improvements	466,936	161,824	305,112
	$	2,235,417	$	1,036,890	$	1,198,527
In the year ended October 31, 2002, depreciation and
amortization expense amounted to $404,015.
5.	Accrued liabilities:
		December 31	October 31	October 31
		2003	2003	2002
Remuneration	$	815,135	$	914,523	$	236,045
Professional fees	372,663	511,944	300,971
Miscellaneous 	163,602	77,852	161,121
	$	1,351,400	$	1,504,319	$	698,137
6.	Share capital, warrants and common share purchase options:
There are an unlimited number of authorized common shares with no par value.
The following details the changes in issued and outstanding shares, compensation options and warrants:

Compensation
options and
warrants
Common shares

Number
Amount
Number
Amount
Balance, October 31, 2000
(b)
41,350
$
-
2,635,1
76
$
37,500,
677
Stock options exercised
and shares issued (a)
-
-
6,312
68,651
Balance, October 31, 2001
41,350
-
2,641,4
88
37,569,
328
Private placement (c)
471,554
-
580,820
3,108,2
17
Balance, October 31, 2002
512,904
-
3,222,3
08
40,677,
545
Reverse stock split (d)
-
-
-
(5,246)
Private placement (e)
60,000
68,304
5,844,0
37
2,932,5
87
Stock options exercised
and shares issued (a)
-
-
83
52
Acquisition of DSS (f)
120,000
374,040
-
-
Acquisition of Caradas (g)
200,000
670,600
1,417,5
00
4,895,3
10
Professional services (h)
127,500
218,708
559,099
701,620
Balance, October 31, 2003
1,020,4
04
1,331,6
52
11,043,
027
49,201,
868
Private placement (e)
-
-
-
(10,386
)
Balance, December 31, 2003
1,020,4
04
$
1,331,6
52
11,043,
027
$
49,191,
482
(a)	During 2001, 2002 and 2003, the Company granted options to
certain employees, officers and directors under a share
option plan (note 12), enabling them to purchase common
shares of the Company.
(b)	Warrants outstanding as of October 31, 2001 and 2000
consist of 15,000 warrants issued in October 1999 as an
exercise price of $131.25 per share, expiring October 2004
and 26,350 warrants issued in May 2000 at an exercise price
of $85.90 per share, expiring May 2005.
(c)	On April 4, 2002, the Company completed a private placement
of 518,670 units at a price of $6.00 per unit for gross
proceeds before expenses $3,112,022.  Each unit was
comprised of one common share and three-quarters of one
common share purchase warrant.  Each warrant entitles the
holder thereof to acquire one common share at a price of
$7.20 per common share for a period of up to three years
from April 4, 2002.
The following consideration was issued to placement agents
in connection with the private placement:  (i) cash
consideration of $140,400 plus out-of-pocket expenses of approximately $7,500; (ii) compensation options to purchase up to 23,400 units on the same terms as described
above; (iii) 50,000 common share purchase warrants to
purchase common shares at prices of $6.00 and $7.20 and
expiring on April 2 and 3, 2005; (iv) 18,750 common share
purchase warrants to purchase common shares at a price of
$0.10 per common share.
On April 8, 2002, the compensation options noted in (ii)
above, were exercised and the Company issued 23,400 common
shares and 17,550 common share purchase warrants to the
placement agents.
On May 8, 2002, upon issuance of the common share purchase
warrants noted in (iv) above, the warrants were
immediately exercised and the Company issued 18,750 common
shares.  The fair value of these warrants in the amount of
$110,625 was recorded as share issue costs.
On May 8, 2002, the Company issued an additional 20,000
units at a price of $6.00 per unit for gross proceeds of
$120,000.  Each unit was comprised of one common share and
three quarters of one common share purchase warrant.  Each
common share purchase warrant entitles the holder to
purchase one common share at a price of $7.20 for a period
of three years from May 8, 2002.
(d)	On January 28, 2003 the Company completed a reverse stock
split of its issued and outstanding common shares whereby
every ten shares of common stock were exchanged for one
share of common stock. All common share amounts in the
financial statements have been restated to give effect to
the stock split.
(e)	On June 23, 2003, the Company completed a private placement
of 5,000,000 common shares at a price of $0.62 per common
share for gross proceeds of $3,100,000.
The placement agent exercised its option to receive
500,000 common shares in lieu of its $310,000 fee from the
Private Placement.  The placement agent also received
40,000 common shares in lieu of its $24,000 retainer fee
to act as placement agent.  Further compensation was
issued as a three-year broker cashless exercisable warrant terminating on June 20, 2006 to purchase up to 500,000 common shares of the Corporation at $0.62 per share.  The
placement agent has exercised 440,000 in a cashless
exercise to receive 304,037 common shares.
(f)	In January 2003, the Company acquired 100% of the
outstanding shares of DSS Software Technologies. The
purchase price included 120,000 share purchase warrants
with a value of $374,040.  The share purchase warrants vest
equally on January 2, 2003, 2004 and 2005 and are
exercisable at $3.75 per share for five years.
(g)	On September 1, 2003, Diversinet Corp acquired 100% of the
outstanding shares of Caradas, Inc. The aggregate consideration was 1,417,500 Diversinet common shares and 200,000 share purchase warrants. The share purchase warrants are exercisable at $2.45 per share for five years.
The share purchase warrants will vest to the holder quarterly over three years.


(h)	Professional services:
The following chart summarizes the activity during the year ended December 31, 2003:

Compensation
options and
warrants
Common shares

Number
Amount
Number
Amount
Consulting services
(i)
20,000
$
42,088
-
$
-
Consulting services
(ii)
2,500
5,260
-
-
Business development
services (iii)
-
-
250,000
300,000
Public relations
services (iv)
100,000
57,620
200,000
240,000
  Warrants exercised
(iv)
(100,00
0)
(57,620)
69,099
57,620
Advisory board
consulting services
(v)
50,000
59,260
-
-
Advisory board
consulting services
(vi)
25,000
52,508
-
-
Consulting services
(vii)
-
-
40,000
104,000
Consulting services
(viii)
25,000
39,640
-
-
Consulting services
(ix)
5,000
19,952
-
-

127,500
$
218,708
559,099
$
701,620
(i)	On November 1, 2002 the Company entered into an
agreement for consulting services.  In consideration for
the services to be rendered in accordance with the
agreement, Diversinet issued a three-year warrant
terminating on October 23, 2005 to purchase up to 20,000
of our common shares at $2.60 per share in regards to
the compensation payable by us for these services.
(ii)	On November 1, 2002 the Company entered into an
agreement for consulting services.  In consideration for
the services to be rendered in accordance with the
agreement, Diversinet issued a three-year warrant
terminating on October 23, 2005 to purchase up to 2,500
of our common shares at $2.60 per share in regards to
the compensation payable by us for these services.
(iii)	On May 14, 2003, the Company entered into an
agreement for business development services.  This
agreement is subject to certain milestones that if not
met may allow Diversinet to terminate the retainer
portion of the agreement and /or the entire agreement.
In consideration for the services to be rendered
Diversinet will pay a retainer equal to $25,000 per
month, which at our discretion may be paid as follows:
(i) $25,000 per month in cash, or (ii) $25,000 per month
by the issuance of 41,667 common shares per month, or
(iii) $20,000 per month in cash and issuance of 8,333
common shares per month.  The Company has elected to pay
the first six months by way of 250,000 common shares.
(iv)	On May 14, 2003, the Company entered into an
agreement for public relations services.  In
consideration for the services to be rendered in
accordance with the agreement, the Company issued a
three-year cashless exercisable warrant terminating on
May 12, 2006 to purchase up to 100,000 of our common
shares at $0.60 per share and 200,000 common shares,
being 16,667 common shares per month for 12 months in
regards to the compensation payable by us for these
services.  The consultant opted to have a cashless
exercise and received 69,099 common shares.
(v)	On July 1, 2003, the Company entered into an
agreement for advisory board consulting services.  In
consideration for the services to be rendered in
accordance with the agreement, we issued a three-year
warrant terminating on June 30, 2006 to purchase up to
50,000 of our common shares at $0.62 per share in
regards to the compensation payable by us for these
services.
(vi)	On July 1, 2003, the Company entered into an
agreement for advisory board consulting services.  In
consideration for the services to be rendered in
accordance with the agreement, we issued a five-year
warrant terminating on August 1, 2008, vesting equally
on a quarterly basis over three years, to purchase up to
25,000 of our common shares at $0.62 per share in
regards to the compensation payable by us for these
services.
(vii)	On July 17, 2003, the Company entered into an
agreement for consulting services.  In consideration for
the services to be rendered in accordance with the
agreement, we issued 40,000 of our common shares in
regards to the compensation payable by us for these
services.
(viii)	On August 20, 2003 the Company entered into an
agreement for consulting services.  In consideration for
the services to be rendered in accordance with the
agreement, Diversinet issued a one-year warrant
terminating on August 20, 2004 to purchase up to 25,000
of our common shares at $3.40 per share in regards to
the compensation payable by us for these services.
(ix)	On September 1, 2003 the Company entered into an
agreement for consulting services.  In consideration for
the services to be rendered in accordance with the
agreement, Diversinet issued a two-year warrant
terminating on September 30, 2005 to purchase up to
5,000 of our common shares at $2.50 per share in regards
to the compensation payable by us for these services.
7.	Basic and diluted loss per share:
Common shares issuable upon the exercise of options and
warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per
share because to do so would have been anti-dilutive for the years ended December 31, 2003, October 31, 2003, 2002 and
2001.  Anti-dilutive options amounted to 783,946 at December
31, 2003 and 739,646 at October 31, 2003 (2002 - 256,979;
2001 - 298,518). Anti-dilutive warrants amounted to 905,404
at December 31, 2003 and October 31, 2003 (2002 - 512,904;
2001 - 41,350), respectively.
8.	Interest in joint venture:
On June 4, 2001, the Company entered into an agreement with
an Asian company to establish a joint venture to conduct
certain of the Company's Asian activities.  Each party holds a 50% interest in the joint venture.  These financial
statements reflect the Company's proportionate interest in
the joint venture's assets, liabilities, revenue and
expenses.
The following amounts included in the consolidated financial statements represent the Company's proportionate interest in the joint venture at December 31, 2003, October 31, 2003 and
October 31, 2002:
		December 31	October 31	October 31
		2003	2003	2002
Cash	$	37	$	37	$	50
Accounts receivable	56	56	1,264
Prepaid expenses	445	1,334	103
Capital assets	172,495	196,644	258,736
Total assets	$	173,033	$	198,071	$	260,153
Accounts payable	$	80,950	$	80,950	$	100,468
Accrued liabilities	4,369	1,335	3,991
Total liabilities	$	85,319	$	82,285	$	104,459
Revenue	$	181	$	181	$	3,483
Expenses	170,944	134,445	(188,825)
Loss	$	(170,763)	$	(134,264)	$	(185,342)
During fiscal 2003, the Company recognized revenue of $nil
(2002 - $85,138) from sales to the joint venture.  As at
December 31, 2003, the Company had contributed approximately
$636,993 (2002 - $626,054) into the joint venture.  The
Company has to date committed to contribute an additional
$6,200 to the joint venture for the Company's proportionate
share of the joint venture requirements.  This amount is
expected to be contributed within the next six months.
9.	Income taxes:
The tax effects of significant temporary differences
representing future tax assets is as follows:
		December 31	October 31	October 31
		2003	2003	2002
Future tax assets:
Operating loss carryforwards	$	10,813,090	$	10,635,743	$	8,046,570
Capital loss carryforwards	567,607	558,094	510,187
Share issue costs	121,514	119,478	273,562
Research and development costs	2,736,323	2,631,275	1,607,807
Capital assets,
accounting basis less than tax basis	5,706,491	5,604,328	3,735,410
		19,945,025	19,548,918	14,173,536
Valuation allowance	(19,945,025)	(19,548,918)	(14,173,536)
Net future tax assets	$	-	$	-	$	-
In assessing the realizability of future tax assets,
management considers whether it is more likely than not that some portion or all of the future tax assets will not be
realized.  The ultimate realization of future tax assets is
dependent upon the generation of future taxable income during the periods in which those temporary differences become
deductible.  Management considers projected future taxable
income, uncertainties related to the industry in which the
Company operates and tax planning strategies in making this
assessment.
At December 31, 2003, the Company has non-capital losses
available for carryforward for Canadian income tax purposes
amounting to $28,324,000.  These losses expire in the
following fiscal years:
2004	$	2,854,000
2005	4,250,000
2006	4,142,000
2007	10,862,000
2008	3,254,000
2009	2,539,000
2010	423,000
		$	28,324,000
The Company also has non-capital losses available for
carryforward for United States income tax purposes amounting to $1,628,000, expiring between 2018 and 2023.
10.	Segmented information:
The Company operates in a single reportable operating
segment.  This segment derives its revenue from the sale of
secured wireless and identity management solutions and
related products and services.  As at October 31, 2003 and
December 31, 2003, 60% [78% - October 31, 2002] of the
capital assets were located in Canada, 22% [nil - October 31,
2002] were located in the United States and 18% [22% -
October 31, 2002] in Hong Kong.
A summary of sales to major customers that exceeded 10% of
total sales and the approximate amount due from these
customers during each of the years in the three-year period
ended October 31, 2003 and the fourteen month period ended
December 31, 2003, are as follows:
	Sales	Accounts Receivable
	December 31 and	October 31	October 31	December 31	October 31
	October 31, 2003	2002	2001	2003	2003
Customer 1	30%	-	-	$	203,752	$	278,504
Customer 2	20%	-	-		125,746		191,452
Customer 3	-	-	40%		-		-
Customer 4	-	12%	19%		62,293		62,293
Customer 5	-	25%	17%		-		-
Customer 6	-	28%	-		-		-
Customer 7	-	17%	-		42,500		42,500
The Company does not consider itself to be economically
dependent on any single customer or supplier.
Revenue is attributable to geographic location based on the
location of the customer, as follows:
		December 31	October 31	October 31	October 31
		2003	2003	2002	2001
Sales:
United States	$	8,219,149	$	6,840,380	$	17,259	$	191,324
Canada	9,665	9,665	204,159	138,498
Other	70,000	-	45,082	28,672
Asia	263,862	257,958	443,750	434,320
		$	8,562,676	$	7,108,003	$	710,250	$	792,814
11.	Commitments and contingencies:
(a)	Litigation:
Management is of the opinion that the claims listed below
are without merit and will not materially impact the
Company.  As a result, no provision for loss has been made
in these consolidated financial statements.
(i)	The Company has been served with a statement of
complaint, as a co-defendant, wherein the plaintiff is
seeking rescission of an international offering private
placement transaction it entered into with the Company
in August 1995, in which the plaintiff purchased 212,500
common shares (850,000 common shares prior to a one-for-
four reverse split) from the Company for $3,700,000.
The plaintiff is also seeking damages in the amount of
$3,700,000 plus interest and costs.
(ii)	During fiscal 2000, the Company and its wholly
owned Barbados subsidiary, The Instant Publisher Ltd.,
were sued by a company that alleged that the Company
breached a dealer agreement entered into in 1995 by the
Company's former printing business and is seeking
damages of $1,533,950 and damages of $25,000,000 for
loss of reputation and loss of opportunity, pre-judgment
and post-judgment interest, and costs.
(iii)	One of the Company's wholly owned subsidiaries is
being sued in Bankruptcy Court by a company alleging the
subsidiary received preferential payments.  The
plaintiff is seeking to receive $200,000.
(iv)	In addition to the above, in the ordinary course
of business, the Company and its subsidiaries have legal
proceedings brought against them.
(b)	Lease commitments:
Total future minimum lease payments including operating
costs are as follows:
2004	$	620,188
2005	458,585
2006	307,605
		$	1,386,378
12.	Stock incentive plan:
The Company grants options to certain employees, officers,
directors and consultants under a share option plan (the
"Plan"), enabling them to purchase common shares of the
Company.  The exercise price of an option under the Plan may not be less than the current market price of common shares on the day immediately proceeding the day the share option was
granted.  The Plan provides that the number of common shares reserved for issuance under the Plan shall not exceed
2,022,291 common shares.  These options generally vest on a
quarterly basis over three years and expire five years after the date of grant.  As at December 31, 2003, the number of
common shares reserved for future issues of stock options
amounts to 688,573.
The following table summarizes information about stock
options outstanding at December 31, 2003:
Options outstanding

Options vested
Range of
exercise
price
Number
outstand
ing
Weighted
average
remaining
contractua
l life -
years
Weighted
average
exercise
price

Number
exercis
able
Weighted
average
exercise
price
$0.62 -
$3.00
897,400
4.51
$  1.91

104,850
$  1.72
$3.70 -
$6.10
109,726
3.62
5.02

43,511
5.08
$12.40 -
$30.00
85,520
2.12
19.87

74,299
20.27
$45.60 -
$48.80
4,750
..045
46.95

4,750
46.95
$51.88 -
$149.40
21,450
1.17
88.94

21,450
88.94

1,118,84
6
3.55
$  5.45

248,860
$ 16.23
Changes for the employee stock option plan during the fourteen month period ended December 31, 2003 were as follows:


Fourteen months
ended 2003

Year ended 2002


Number
of
shares
Weighted
average
exercise
price

Number
of
shares
Weighted
average
exercise
price
Options outstanding,
beginning of year

286,979
$ 22.28

368,625
$  49.42
Options granted

940,600
2.00

89,135
43.83
Options exercised

(83)
0.62

-
-
Options cancelled

(108,65
0)
20.96

(170,78
1)
75.89
Options outstanding,
end of year

1,118,8
46
$    5.45

286,979
$  22.28
Options exercisable,
end of year

248,860
$  16.23

159,990
$  30.40
Weighted average
fair value of
options granted
during the year


$    1.61


$
2.40
The following table summarizes information about stock options outstanding at October 31, 2003:
Options outstanding

Options vested
Range of
exercise
price
Number
outstand
ing
Weighted
average
remaining
contractua
l life -
years
Weighted
average
exercise
price

Number
exercis
able
Weighted
average
exercise
price
$0.62 -
$3.00
817,400
4.61
$  1.90

41,483
$  1.50
$3.70 -
$6.10
110,226
3.77
5.02

34,784
5.09
$12.40 -
$30.00
85,720
2.30
19.87

73,861
20.31
$45.60 -
$48.80
4,750
0.62
46.95

4,750
46.95
$51.88 -
$149.40
21,450
1.34
88.94

21,450
88.94

1,039,54
6
3.59
$  5.71

176,328
$ 21.95
Changes for the employee stock option plan during the year ended October 31, 2003 were as follows:


2003


Number of
shares
Weighted average
exercise price
Options outstanding,
beginning of year

286,979
$ 22.28
Options granted

859,600
1.99
Options exercised

(83)
0.62
Options cancelled

(106,950)
21.22
Options outstanding, end
of year

1,039,546
$   5.71
Options exercisable, end
of year

176,328
$  21.95
Weighted average fair
value of options granted
during the year


$1.61
13.	Financial instruments and risk management:
The Company is exposed to the following risks related to
financial assets and liabilities:
(a)	Currency risk:
The Company is subject to currency risk through its
activities in Canada, United Kingdom, Europe and Asia.
Unfavourable changes in the exchange rate may affect the
operating results of the Company.
The Company does not actively use derivative instruments
to reduce its exposure to foreign currency risk.  However,
dependent on the nature, amount and timing of foreign
currency receipts and payments, the Company may enter into
forward exchange contracts to mitigate the associated
risks.
(b)	Fair values:
The fair values of the Company's financial instruments
approximate their carrying amounts due to their short-term
nature.
(c)	Credit risk:
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents, short-term investments and accounts receivable. Cash equivalents and short-term investments are maintained at high-quality financial institutions.
The Company generally does not require collateral for sales on credit. The Company closely monitors extensions of credit. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information.

14.	Related party transactions:
Related party transactions are in the normal course of
operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.
As at December 31, 2003 and October 31, 2003, the Company had
a promissory note payable in the amount  $600,000 due to an
officer of the Company.  This note is payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2,
2005 and bears no interest.
15.	Reconciliation of Canadian and United States generally
accepted accounting principles ("GAAP"):
The consolidated financial statements are prepared in
accordance with Canadian generally accepted accounting
principles.  Material differences between Canadian and United
States generally accepted accounting principles are described below.
		December 31	October 31	October 31	October 31
		2003	2003	2002	2001
Share capital:
Canadian GAAP	$	49,191,482	$	49,201,868	$	40,677,545	$	37,569,328
Elimination of reduction
 of share capital (a)	30,089,054	30,089,054	30,089,054	30,089,054
U.S. GAAP	$	79,280,536	$	79,290,922	$	70,766,599	$	67,658,382
Deficit and comprehensive loss:
Canadian GAAP	$	(41,481,762)	$ 	(40,697,816)	$	(35,863,688)	$	(31,494,254)
Elimination of reduction
 of share capital (a)	(30,089,054)	(30,089,054)	(30,089,054)	(30,089,054)
Compensation expense (b)	(991,696)	(991,696)	(991,696)	(977,584)
U.S. GAAP	$	(72,562,512)	$	(71,778,566)	$	(66,944,438)	$	(62,560,892)
Consolidated statements of loss:
Loss under Canadian GAAP$	(5,618,074)	$	(4,834,128)	$	(4,064,673)	$	(12,272,158)
Compensation expense (b)	-	-	(35,052)	(36,673)
Loss under U.S. GAAP	$	(5,618,074)	$	(4,834,128)	$	(4,099,725)	$	(12,308,831)
Basic and diluted loss per share
under U.S. GAAP	$	(0.87)	$	(0.85)	$	(1.38)	$	(4.67)

Loss under U.S. GAAP	$	(5,618,074)	$	(4,834,128)	$	(4,099,725)	$	(12,308,831)
Other comprehensive loss
being cumulative
translation adjustment (c)	(74,789)	(490,602)	(1,936,534)	-
Compensation loss under U.S.
GAAP	$	(5,695,863)	$	(5,324,730)	$	(6,036,259)	$	(12,308,831)
(a)	Share capital and deficit:
On March 1, 1999, the shareholders approved a resolution
to reduce the stated capital of the Company by $30,089,054
to eliminate the deficit as at October 31, 1999.  Under
Canadian GAAP, a reduction of the share capital of
outstanding common shares is allowed with a corresponding
offset to deficit.  This reclassification, which the
Company made in 2000 to eliminate the deficit that existed
at October 31, 1999, did not meet the criteria specified
by U.S. GAAP and results in an increase to share capital
with a corresponding increase in deficit of $30,089,054.
(b)	Options to consultants:
Effective November 1, 2002, the Company adopted the new
CICA Handbook section 3870, "Stock-Based compensation and
Other Stock Based Payments".  As a result, the Company has
recognized compensation expense on options issued to
consultants in the current period.  This resulted in no
U.S. GAAP differences in the current period.  Prior to the
adoption of 3870, the company did not recognize
compensation expense when stock or stock options were
issued to consultants.  Any consideration paid on exercise
of stock options or purchase of stock was credit to share
capital.
Under U.S. GAAP, the Company recorded compensation expense
for stock or stock options granted in exchange for
services from consultants.  During the year ended
October 31, 2001, the Company issued 50,000 stock options
to consultants.  The Company has recorded compensation
expense of $36,673, of which $9,033 relates to the options
issued in fiscal 2001 to consultants.
During the fiscal year 2002, the Company has recorded
compensation expense of $35,052 relating to options
granted to consultants.
(c)	Other comprehensive loss (income):
FASB Statement of Financial Accounting Standards No. 130,
"Reporting Comprehensive Income" (SFAS 130") requires
disclosure of comprehensive income, which includes
reported net income as adjusted for other comprehensive
income.  Other comprehensive income is defined as the
change in equity of a business enterprise during a period
from transactions and other events and circumstances from
non-owner sources.
(d)	Interest in joint venture:
Canadian GAAP requires the proportionate consolidation of
interests in joint ventures.  Proportionate consolidation
is not permitted under U.S. GAAP and interests in joint
ventures are accounted for on the equity basis.  However,
as allowed by the Securities and Exchange Commission
("SEC"), reclassification is not required in a SEC filing
when specified criteria are met and information disclosed.
These criteria have been met and the information is
disclosed in note 8.
Although the adoption of proportionate consolidation has
no impact on net earnings or shareholders' equity, it does
increase assets, liabilities, revenue, expenses and cash
flows from operations from those amounts otherwise
reported under U.S. GAAP.
(e)	Short-term investments:
Short-term investments consist of corporate debt
securities.  For U.S. GAAP purposes, the Company
classifies its debt securities as available-for-sale,
which are recorded at fair value.
Unrealized holding gains and losses, net of the related
tax effect, on available-for-sale securities are excluded
from earnings and are reported as a separate component of
other comprehensive income until realized.  Realized gains
and losses from the sale of available-for-sale securities
are determined on a specific identification basis.  During
the periods presented, there have been no unrealized
holding gains or losses on short-term investments.
A decline in the market value of any available-for-sale
security below cost that is deemed to be other than
temporary results in a reduction in carrying amount to
fair value.  The impairment is charged to earnings and a
new cost basis for the security is established.
(f)	Notes to consolidated financial statements:
In order to comply with U.S. GAAP, the following notes to
the consolidated financial statements would need to be
added:
(i)	Stock-based compensation plan:
Under U.S. GAAP, for any stock options with an exercise
price that is less than the market price on the date of
grant, the difference between the exercise price and the
market price on the date of grant is recorded as
compensation expense ("intrinsic value-based method").
As the Company grants stock options at the fair market
value of the shares on the day immediately preceding the
date of the grant of the options, no compensation
expense is recognized under the intrinsic value-based
method.
SFAS No. 123, Accounting for Stock-Based Compensation,
requires pro forma disclosures of net income and
earnings per share, as if the fair value-based method as
opposed to the intrinsic value-based method of
accounting for employee stock options had been applied.
The disclosures in the following table show the
Company's loss for the year and loss per share on a pro
forma basis using the fair value method as determined by
using the Black-Scholes option-pricing model.
Assumptions used when valuing the options at their date
of grant using in the Black-Scholes option pricing model
include: risk-free interest rate of 3.092%, estimated
life of three years, expected divided yield of 0% and
volatility of 150%.
	December 31	October 31	October 31	October 31
	2003	2003	2002	2001
Loss under U.S. GAAP	$	(5,618,074)	$	(4,834,128)	$	(4,099,725)	$	(12,308,831)
Compensation expense	1,281,680	1,283,886	4,258,204	4,102,960
Pro forma loss under
U.S. GAAP	(6,899,754)	(6,118,014)	(8,357,929)	(16,411,791)
Pro forma loss per common share:
Basic and diluted	$	(1.07)	$	(1.07)	$	(2.81)	$	(6.22)
Weighted average number of
common shares	6,478,296	5,715,423	2,971,692	2,637,648



(ii)	Recent accounting pronouncements:
In July 2002, the FASB issued SFAS No. 146, "Accounting
for Costs Associated with Exit or Disposal Activities"
which requires companies to recognized costs associated
with exit or disposal activities when they are incurred
rather than at the date of a commitment to an exit or
disposal plan.  SFAS No. 146 is to be applied
prospectively to exit or disposal activities initiated
after December 31, 2002.  The Company does not believe
that adoption of SFAS No. 146 will have a material
effect on its results of operations and financial
position.
In December 2001, the Accounting Standards Board in
Canada issued CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This
section establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for
goods and services provided by employees and non-
employees.  It applies to transactions in which shares
of common stock, stock options, or other equity
instruments are granted or liabilities incurred based on
the price of common stock or other equity instruments.
The Company will adopt Section 3870 for its fiscal year beginning November 1, 2002. The adoption of this standard will not have a material impact on the
Company's financial position or results of operations.
In January 2003, the FASB issued interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN
46").  Its consolidation provisions are applicable for
all newly created entities created after January 31,
2003, and are applicable to existing variable interest entities as of the beginning of the Company's fiscal year being January 1, 2004.  With respect to entities
that do not quality to be assess for consolidation based
on voting interests, FIN 46 generally requires a company
that has variable interests that will absorb a majority
of the variable interests expected losses if they occur,
or both, to consolidate that variable interest entity.
For periods prior to FIN 46's effective date, certain disclosures will be required if it is reasonably possible that the Company will have a significant
variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance if effective. The adoption of this standard will have no material impact on its financial results or operations or cash flows.
16.	Subsequent events:
(a)	On January 20, 2004, the Company completed a private
placement through the issuance of 1,000,000 common shares
and 1,100,000 common share purchase warrants. The Company received gross proceeds of $2,000,000 in the transaction.
The warrants were comprised of 500,000 warrants exercisable
at $2.00 and 600,000 at $2.05. Each warrant entitles the holder thereof to acquire one common share for a period of three years. The common shares cannot be re-sold in the public markets until a registration statement has been
filed and declared effective by the U.S. Securities and
Exchange Commission.
(b)	In February 2004, the Company amended the DSS Software
Technologies share purchase agreement. The promissory note (see note 3) in the amount of $600,000 payable in instalments of $300,000 on January 2, 2004 and $300,000 on January 2, 2005 has been replaced by the issuance of 200,000 Diversinet common shares and cash payments of $50,000 in February 2004, $50,000 on April 2004 and
$100,000 on January 2005. The existing 120,000 warrants exercisable at $3.75 have been replaced by issuance of 120,000 warrants exercisable at $2.05, exercisable after January 1, 2005 expiring on December 31, 2006. The common shares cannot be re-sold in the public markets until a registration statement has been filed and declared effective by the U.S. Securities and Exchange Commission.



Executive Officers

Nagy Moustafa, President & Chief Executive Officer
In 1997, it was Nagy Moustafa's vision to take identity management into the wireless market, thus making Diversinet a leading innovator in the wireless industry. Mr. Moustafa was the founder of CIT Canada Inc., an IT consulting firm, and its chief visionary since its inception. Prior to CIT Canada Inc., Mr. Moustafa was Director of Information Technology with Rogers Communications and held senior positions at IBM, Computerland and the Canadian Ministry of Treasury and Economics.

David Hackett, Chief Financial Officer
David Hackett joined Diversinet in 2002 having most recently been the Chief Financial Officer and Corporate Secretary of Aucxis Corp. Prior to that Mr. Hackett was Chief Financial Officer, Director and Corporate Secretary of EveryWare Development Inc. Mr. Hackett was instrumental in raising numerous financing rounds and acquisitions including the eventual sale of EveryWare to Pervasive Software Inc. Mr. Hackett began his professional career at Ernst & Young.

Atul Parikh, Executive Vice President, Professional Services Atul Parikh joined Diversinet in January 2003 upon the acquisition of DSS Software Technologies. Mr. Atul Parikh is responsible for sales initiatives and fulfillment services in the United States. Mr. Parikh holds Master Degree in Computer Applications from India. He worked with major companies like Oracle, Hitachi, Autodesk, and British Telecom before he founded a DSS in 1996.

Charlie Walton, Executive Vice President, Financial and
International Markets
Mr. Walton is the founder of Caradas and is currently EVP, Financial and International Markets for the Company. Mr. Walton has more than 20 years of business and technical experience in the security industry.

Scott Lowry, Executive Vice President, Government and Enterprise
Markets
Scott Lowry started at Chase Manhattan Bank in international banking with assignments in New York, London, Frankfurt and Beirut. He was then Chairman and CEO of Great Western Bank that was later sold to Citibank. Mr. Lowry was Executive Director of the Canary Wharf Development Company. In the mid-1990's, he became President Digital Signature Trust, which was backed by Zions Bank and the American Bankers Association, and in mid-2002 sold to Identrus LLC.

Hussam Mahgoub, Executive Vice President, Products
Hussam Mahgoub brings with him over twenty years of electronic products and service development experience with leading Canadian companies, where he introduced messaging, EDI, and Internet services. Prior to joining Diversinet, Mr. Mahgoub held senior positions at Canada Post, Bell Canada, and the Bank of Montreal.

Nick Darwish, Executive Vice President, OEM Channels
Nick Darwish is responsible for Diversinet's global OEM channel initiatives. Mr. Darwish has over 15 years experience in the wireless and communications industries, with positions in sales and business development. Mr. Darwish joined Diversinet after twelve years at Nortel Networks, a leading global supplier of data and telephony network solutions and services.

Board of Directors

Stanley Beck has served as one of Diversinet's Directors since July 2002. Mr. Beck was formerly Chairman of the Ontario Securities Commission and Dean of Osgoode Hall Law School. Mr. Beck is currently Chairman of 407 International Inc. and President of Granville Arbitrations Limited, and holds seats on a number of boards.

Derek Buntain has served as one of Diversinet's Director since July 2003. Mr. Buntain has over 25 years experience in corporate finance, mergers and acquisitions and international business. Mr. Buntain is currently the President of The Dundee Bank, and the President of Goodman & Company (Bermuda) Limited and holds seats on a number of boards.

Nagy Moustafa has served as Diversinet's President and Chief
Executive Officer since November 1997.

Keith Powell has served as one of Diversinet's Directors since July 2002. Mr. Powell was previously the Senior Vice-President, Information Services and Chief Information Officer at Nortel Networks. Mr. Powell is currently a Partner at XPV Capital Corporation, a venture capital company investing in early stage communications start-up companies and Principal at his own company, Keith Powell Consulting Inc. In addition he holds seats on a number of technology company boards.

Charles Shiu has served as one of Diversinet's Directors since September 2002. Mr. Shiu is Chairman of Allied Asia Investing Limited, Vice-Chairman of Power Pacific Corporation Limited and Vice-Chairman of Canada China Commerce in Hong Kong. He is also a former senior executive of Nortel Networks and holds seats on a number of boards.

Mark Steinman has served as one of Diversinet's Directors since June 1998 and Chairman since September 2002. Mr. Steinman has thirty years of corporate finance experience, recently as Executive Vice President and Chief Financial Officer of Stelco Inc. and prior to 1999 as Chief Financial Officer of Spar Aerospace and Chief Financial Officer of Rogers Cablesystems.

Charlie Walton has served as Diversinet's EVP, Financial and
International Markets since September 2003.


Diversinet Corp.
2225 Sheppard
Avenue East
Suite 1801
Toronto, Ontario
Canada  M2J 5C2
Tel: (416) 756-
2324
Fax: (416) 756-
7346
www.diversinet.co
m
Transfer Agent:
Computershare
Trust Company
of Canada
100 University
Avenue
Toronto,
Ontario
Canada  M5J 2Y1
Tel: 1-800-564-
6253
www.computersha
re.com
Auditors:
KPMG, LLP
Chartered
Accountants
Yonge Corporate
Centre
4100 Yonge Street Suite
200
Toronto, Ontario
Canada  M2P 2H3
Tel:  (416) 228-
7000
Traded on:
OTC Bulletin
Board

Symbol:
DVNTF





FORM OF PROXY SOLICITED BY THE MANAGEMENT OF DIVERSINET CORP.
FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE
HELD ON
APRIL 14, 2004

The undersigned shareholder(s) of DIVERSINET CORP. (the "Corporation") hereby appoints Nagy Moustafa, President and Chief Executive Officer of the Corporation, or failing him David Hackett, Chief Financial Officer of the Corporation, or in lieu of the foregoing, ______________________, as nominee of the undersigned to attend, act and vote for the undersigned at the annual and special meeting of shareholders of the Corporation (the "Meeting") to be held on the 14th day of April, 2004 and at all adjournments thereof (the "Meeting").

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)	VOTED FOR  (         )  WITHHELD FROM VOTING (         )
	in respect of the election of directors;

(b)	VOTED FOR  (         )  WITHHELD FROM VOTING (         )
	in respect of the appointment of KPMG LLP as auditors and authorizing the directors to fix their remuneration;

(c)	VOTED FOR  (         )  WITHHELD FROM VOTING (         )
	in respect of adoption of By-Law No. 2 to change the Corporation's year end to December 31st until changed by the Board;

(d)	VOTED FOR  (         )  WITHHELD FROM VOTING (         )
	in respect of the reservation of 1,190,000 shares of common stock for issuance under the Diversinet Corp. Amended and Restated Stock Option Plan;

(e)	VOTED at the discretion of the proxy nominee on such matters as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournments thereof or if any other matters properly come before the Meeting or any adjournments thereof, this proxy confers discretionary authority to vote on such amendments or variations on such other matters according to the best judgment of the person voting the proxy at the Meeting or any adjournments thereof.

DATED this ______ day of
_______________________, 2004.


___________________________________________
Signature of Shareholder

___________________________________________
Name of Shareholder (Please print)
NOTES:
1.	This form of proxy must be dated and signed by the
appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.
2.	A Shareholder has the right to appoint a person (who need
not be a Shareholder) to attend and act for him and on his
behalf at the Meeting other than the persons designated in the enclosed form of proxy. Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed
proxy to the Corporation or its transfer agent prior to the
close of business on the second business day preceding the day of the Meeting or any adjournments thereof.
3.	The shares represented by this proxy will be voted in
accordance with the instructions of the Shareholder on any
ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be voted for the matters referred to. Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be voted.
4.	Proxies to be used at the Meeting must be received at the
Corporation's office or the office of its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.
5.	Please date the proxy.  If not dated, the proxy shall be
deemed to be dated on the date on which it is mailed.
6.	This proxy ceases to be valid one year from its date.
7.	If your address as shown is incorrect, please give your
correct address when returning this proxy.

Please return this form of proxy,	Computershare Trust Company
of Canada
in the envelope provided for	Proxy Department
that purpose (or by fax) to:	100 University Avenue
	Toronto, Ontario
	M5J 2Y1
	Fax: (416) 981-9800



SUPPLEMENTAL MAILING LIST RETURN CARD

(National Instrument 54-101)

NOTICE TO SHAREHOLDERS OF DIVERSINET CORP

On July 1, 2002, the Canadian Securities Administrators implemented National Instrument 54-102 Interim Financial
Statement and Report Exemption (the "Rule") and National
Instrument 54-101 Communication with Beneficial Owners of
Securities of a Reporting Issuer which together replace National
Policy 41 Shareholder Communication and establish a new framework for communication between issuers and their registered and non-registered shareholders.

The Rule exempts companies from having to deliver interim financial statements to their registered shareholders if the companies send interim financial statements to those shareholders, whether registered or not, who request in writing to receive them.

If you are a registered or non-registered shareholder, and wish to be placed on a supplemental mailing list for the receipt of these financial statements, you must complete and return the Supplemental Return Card below.

The supplemental mailing list will be updated each year and, therefore, a Supplemental Return Card will be required from you annually in order for you to receive quarterly financial statements. All other shareholder mailings will continue to be mailed to registered shareholders in the normal manner without the completion of a Return Card.



TO:	"Diversinet Corp."  (the "Company")
	  Cusip # 25536K 30 3          Company Code DRNQ      Class
Code C04
	The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.


Name (please print)


Address


City/Province (or State)/Postal Code


Signature of shareholder, or if shareholder is a
	Dated
Company, signature of authorized signatory

Please complete and return this document along with your Proxy in the attached envelope or as indicated below. As the supplemental list will be updated each year, a supplemental return card will be required from you annually in order for your name to remain on the list.

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1






Certifications
Certification of Principal Executive Officer Pursuant to Section
906 of the
Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the fiscal period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Nagy Moustafa, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge and belief:

1.	The Report fully complies with the requirements of Section
13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in
all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2002
/s/ Nagy Moustafa
Nagy Moustafa
President & CEO
The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-
Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.


Certification of Principal Financial Officer Pursuant to Section
906 of the
Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350

In connection with the Quarterly Report of Diversinet Corp. (the "Company") on Form 6-K for the fiscal period ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David Hackett, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge, such knowledge being limited by the fact that I was not an officer of the Company until March 26, 2002 and belief:

1.	The Report fully complies with the requirements of Section
13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in
all material respects, the financial condition and results of operations of the Company.

Date: March 11, 2004
/s/ David Hackett
David Hackett
Chief Financial Officer
The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-
Oxley Act of 2002 and is not being filed as part of the Report or as a separate disclosure document.